2024
Annual Report

Magna International Inc.

MAGNA
Forward. For all.

8 consecutive **years**
- Fortune's "World's Most Admired Companies"

4 consecutive **years**
- Ethisphere's "World's Most Ethical Companies"

100+ first-to-market **innovations**

Averaging 100 customer recognition awards annually **10 years running**

$36 million in energy cost avoidance in **2024**

Won **7**
Total Automotive News PACE Innovation Awards in last **10 years**

Tens of Thousands connected devices across manufacturing footprint driving digital transformation

Navigating Transformation, Positioning for the Future

We experienced another year of headwinds in the automotive industry. Amidst shifting market dynamics punctuated by increased competition, market share shifts among OEMs, rapid innovation, and evolving government policies, Magna continued to take strategic steps aimed at driving future share price growth and delivering long-term value for our customers and shareholders. I am confident that the actions taken this past year positions Magna to overcome challenges and capitalize on opportunities.

At the heart of Magna lies a culture powered by a talented workforce—one of our largest shareholder groups—that is committed to delivering operational excellence for our customers. Collectively, we have an ownership mentality, and are focused on relentless manufacturing execution, strong product market positioning, and financial discipline to deliver value to stakeholders. As such, we remain confident in our ability to outpace market growth based on our history of execution, scale advantages, and the breadth of capabilities.

As a team, we remain laser-focused on achieving continuous productivity improvements to offset customer price givebacks and to expand our margin.

We continue to optimize our global footprint, ensuring we are well-positioned to meet the demands of today and tomorrow. In 2024, we restructured or consolidated more than 40 Magna divisions to enhance productivity and drive profitability. These measures, which will continue in 2025, are not merely about cutting costs but creating a strong foundation to be even more well-positioned to deliver for our customers.



Swamy Kotagiri
Magna President & CEO

We launched 64 Factory of the Future projects resulting in more than 400 implementations and tens of thousands of devices connected across Magna divisions targeting efficiency, quality control and flexibility.

Our internal ECO50 sustainability initiative launched in 2024, saved 260,000 megawatt hours of electricity—the equivalent of planting more than 4.6 million trees or powering approximately 24,000 homes for a year. That's $36 million in cost avoidance to Magna.

All of these actions further increase our competitive advantage and help drive profitability while we continue to focus on mitigating market challenges.

Returning capital to our shareholders remains a key element of our capital allocation strategy. In late 2024, we resumed share repurchases and in early 2025 we increased our dividend as we have for 15 consecutive years. Over the last decade, we have returned approximately $16 billion to shareholders through share repurchases and dividends.

We remain focused on a strong balance sheet, capital discipline and free cash flow generation, which will enable a virtuous cycle of continued capital deployment to drive shareholder value.

Moving forward, we are optimistic about our ability to continue navigating a dynamic environment, including the challenges posed by the evolving trade and tariff landscape. There are obstacles to address and opportunities to seize. We are ready for both because our culture is based on continuous improvement and innovation.

Thank you for your continued trust and support. We are at an inflection point for the long-term success of this industry and our company, with changes coming faster than ever. By staying disciplined in our execution, leveraging our deep product expertise and being agile in our decision-making, we are well positioned to deliver lasting value to our shareholders, customers and employees.

Sincerely,

Swamy Kotagiri
Magna President & CEO

Sustainability Fuels Operational Excellence

At Magna, sustainability and operational excellence are deeply interconnected – and key to our strategy. Operating responsibly and sustainably strengthens our long-term financial performance, bolsters our competitive position and supports our mission to deliver value for all stakeholders.



By integrating sustainability into every aspect of our operations, we build resilience against risk, unlock opportunities for innovation and meet the evolving expectations of our customers, employees and investors.

Here are just a few examples:

 Monitoring real-time energy consumption in our operations helps us identify inefficiencies and optimize equipment usage 24/7.

 Partnering with eco-friendly suppliers reduces emissions throughout the supply chain.

 Switching to circular manufacturing models, where materials are reused or recycled, encourages innovation in our products and processes.

 Implementing energy-efficiency processes reduces utility costs while lowering environmental impact, directly benefiting the bottom line.

 Leveraging our employees' entrepreneurial spirit helps to identify inefficiencies, spark innovative ideas and support initiatives in the local communities where we operate.

From engineering to product design to manufacturing, we are all sustainability champions. This approach is more than good business. It's essential to achieving profitability and stability in today's dynamic environment.

We are confident that Magna's integrated approach to sustainability will help drive meaningful returns and continue to position us as an industry leader now and in the future.

MAGNA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ["MD&A"] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024 included in our 2024 Annual Report to Shareholders.

This MD&A may contain statements that are forward looking. Refer to the "Forward-Looking Statements" section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at February 26, 2025.

HIGHLIGHTS

INDUSTRY PRODUCTION ENVIRONMENT

- Global light vehicle production in 2024 was largely unchanged from 2023, with North America and Europe declining 1% and 4%, respectively, while China increased 5%.

SALES & EARNINGS

- Total sales were essentially unchanged at $42.8 billion in 2024 compared to 2023. Factors positively impacting sales included the launch of new programs, the acquisition of Veoneer Active Safety ["Veoneer AS"], the negative impact of the UAW labour strikes during 2023, higher engineering revenue, and the net favourable impact of commercial items. These were largely offset by lower production on certain programs, the end of production on certain programs, lower complete vehicle assembly volumes and the net weakening of foreign currencies against the U.S. dollar.
- Diluted earnings per share were $3.52 and Adjusted diluted earnings per share[1] were $5.41 in 2024.
- Adjusted diluted earnings per share declined modestly compared to 2023, primarily reflecting higher interest costs and a higher income tax rate, partially offset by higher Adjusted EBIT.
- Adjusted EBIT was higher, reflecting net favourable commercial items negotiated largely as a result of lower than anticipated volumes on certain new electric vehicle programs, the impact of operational excellence activities and productivity and efficiency improvements, and lower net engineering costs. These factors were partially offset by reduced earnings on lower assembly volumes, and higher production input costs net of customer recoveries.

CASH & INVESTMENTS

- Cash generated from operating activities was $3.6 billion, compared to $3.1 billion in 2023, largely reflecting an increase in cash generated from operating assets and liabilities.
- We continued to invest in our business, including $2.2 billion for fixed assets and $617 million in investment and other asset spending.
- We returned $746 million to shareholders in 2024 through $539 million in dividends and $207 million in share repurchases.
- During the fourth quarter, our Board of Directors increased our quarterly dividend to $0.485 per share, our 15th consecutive year of dividend increases.
- We raised $725 million in the form of Senior Notes to refinance $750 million in Senior Notes that came due in 2024.

STRATEGIC UPDATES

- Utilizing our strong innovation pipeline, we won substantial additional business across our portfolio, including:

  · an 800-volt dedicated hybrid drive system for a China-based OEM;

  · reconfigurable seating business for a China-based OEM;

  · hot-stamping business using advanced materials for a Japan-based OEM;

  · advanced interior cabin sensing systems for three OEMs; and

  · high-performance eDrive system business for a North America-based OEM.

- We were awarded:

  · a 2024 Automotive News PACE award for our integrated driver and occupant monitoring system; and

  · two 2024 Automotive New PACEpilot Innovations to Watch, an award which acknowledges post-pilot, pre-commercial innovations in the automotive and future mobility space, for our EcoSphere™ 100% Melt-Recyclable Foam and Trim and Modular & Scalable Active Grille Shutter Assembly.

OVERVIEW

OUR BUSINESS[2]

Magna is more than one of the world's largest suppliers in the automotive space. We are a mobility technology company built to innovate, with a global, entrepreneurial-minded team of over 170,000[3] employees across 341 manufacturing operations and 106 product development, engineering and sales centres spanning 28 countries. With 65+ years of expertise, our ecosystem of interconnected products combined with our complete vehicle expertise uniquely positions us to advance mobility in an expanded transportation landscape. For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

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(1) Adjusted diluted earnings per share is a Non-GAAP financial measure. Refer to the section "Use of Non-GAAP Measures".

(2) Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.

(3) Number of employees includes over 158,000 employees at our wholly owned or controlled entities and over 12,000 employees at operations accounted for under the equity method.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "assume", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "potential", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including the risk factors which are described later in this MD&A.

INDUSTRY TRENDS

Our operating results are primarily dependent on the levels of North American, European, and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer ["OEM"], we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

Ordinarily, OEM production volumes are aligned with vehicle sales levels and are affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains and infrastructure; availability and relative cost of skilled labour; regulatory considerations, including those related to environmental emissions and safety standards; and other factors.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing, and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: vehicle affordability; interest rates and/or availability of credit; fuel and energy prices; relative currency values; considerations related to vehicle propulsion, safety, and other technologies or features; government subsidies to consumers for the purchase of low- and zero-emission vehicles; and other factors.

During 2024, the primary industry trends impacting us were program cancellations, deferrals and reductions in production volumes, related mainly to North American EV programs in 2024. We continue to implement a business strategy which is rooted in our best assessment as to the rate and direction of change in the automotive industry. Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to a number of risks and uncertainties which are discussed later in this MD&A.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America ["U.S. GAAP"], this report includes the use of Adjusted earnings before interest and taxes ["Adjusted EBIT"], Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, and Adjusted Return on Invested Capital [collectively, the "Non-GAAP Measures"]. We believe these Non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share and Adjusted Return on Invested Capital provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit and facilitate a comparison with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable U.S. GAAP financial measure, and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in the "Non-GAAP Financial Measures Reconciliation" section of this MD&A.

RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	2024	2023	Change
1 Canadian dollar equals U.S. dollars	**0.730**	0.742	−2%
1 euro equals U.S. dollars	**1.082**	1.082	−
1 Chinese renminbi equals U.S. dollars	**0.139**	0.141	−2%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation's functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes *(thousands of units)*

	2024	2023	Change
North America	**15,518**	15,614	−1%
Europe	**16,878**	17,637	−4%
China	**30,702**	29,227	+5%
Other	**26,885**	27,715	−3%
Global	**89,983**	90,193	−

RESULTS OF OPERATIONS –
FOR THE YEAR ENDED DECEMBER 31, 2024

SALES



Sales were substantially unchanged at $42.84 billion for 2024 compared to $42.80 billion for 2023. Factors positively impacting sales include:

- the launch of new programs during or subsequent to 2023;
- the net impact of acquisitions and divestitures, during 2023 and 2024, which increased sales by $468 million;
- the negative impact of the UAW labour strikes, which negatively impacted 2023 sales by approximately $325 million;
- higher engineering revenue;
- commercial items in 2024 and 2023, which had a net favourable impact on a year-over-year basis; and
- customer price increases to partially recover certain higher production input costs.

These factors were partially offset by:
- lower production on certain programs;
- the end of production of certain programs;
- lower complete vehicle assembly volumes, including the end of production of the BMW 5-Series and Jaguar E-Pace;
- the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $151 million; and
- customer price concessions.

COST OF GOODS SOLD

	2024	2023	Change
Material	$ 25,991	$ 26,309	$ (318)
Direct labour	3,127	3,164	(37)
Overhead	7,919	7,712	207
Cost of goods sold	$ 37,037	$ 37,185	$ (148)

Cost of goods sold decreased $148 million to $37.04 billion for 2024 compared to $37.19 billion for 2023, primarily due to:

- a decrease in material, direct labour and overhead costs associated with lower sales in our Complete Vehicles segment, which has a higher material content compared to our consolidated average;
- lower material, direct labour and overhead associated with lower production sales on certain programs;
- productivity and efficiency improvements, including lower costs at certain underperforming facilities;
- the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar costs of goods sold by $123 million;
- lower net engineering costs, including spending related to our electrification and active safety business; and
- commercial items in 2024 and 2023, which had a net favourable impact on a year-over-year basis, including the negative impact of a settlement with a supplier during the fourth quarter of 2024.

These factors were partially offset by:

- acquisitions, net of divestitures, during or subsequent to 2023;
- higher production input costs net of customer recoveries, including labour, partially offset by lower prices for certain commodities;
- an increase in material, direct labour and overhead costs associated with higher engineering sales;
- the negative impact of the UAW labour strikes during 2023;
- an increase in net warranty costs of $61 million; and
- higher restructuring costs.

SELLING, GENERAL AND ADMINISTRATIVE ["SG&A"]

SG&A expense increased $11 million to $2.06 billion for 2024 compared to $2.05 billion for 2023, primarily as a result of:

- higher labour and benefit costs;
- higher pre-operating costs incurred at new facilities;
- higher restructuring costs; and
- acquisitions, net of divestitures, during or subsequent to 2023.

These factors were partially offset by:

- lower provisions against certain accounts receivable and other balances;
- lower legal fees, including costs incurred during 2023 due to the acquisition of Veoneer AS and financing activities;
- the net weakening of foreign currencies against the U.S. dollar, which decreased SG&A by $12 million;
- a gain on the sale of an equity method investment during the first quarter of 2024;
- higher net transactional foreign exchange gains in 2024 compared to 2023; and
- lower incentive compensation.

DEPRECIATION

Depreciation increased $74 million to $1.51 billion for 2024 compared to $1.44 billion for 2023, primarily due to increased capital deployed at new and existing facilities including to support the launch of programs, and acquisitions, net of divestitures, during or subsequent to 2023, partially offset by the end of production of certain programs and the net weakening of foreign currencies against the U.S. dollar, which decreased depreciation by $5 million.

AMORTIZATION OF ACQUIRED INTANGIBLE ASSETS

Amortization of acquired intangible assets increased $24 million to $112 million for 2024 compared to $88 million for 2023 primarily due to the acquisition of Veoneer AS during the second quarter of 2023.

INTEREST EXPENSE, NET

During 2024, we recorded net interest expense of $211 million compared to $156 million for 2023. The $55 million increase was primarily a result of interest expense on higher short-term borrowings, Senior Notes issued during 2023 and 2024 at higher interest rates than the Senior Notes repaid during 2023 and 2024, and the Term Loan entered into during 2023. These factors were partially offset by higher interest income earned on cash and investments due to higher interest rates.

EQUITY INCOME

Equity income decreased $11 million to $101 million for 2024 compared to $112 million for 2023, primarily as a result of reduced earnings due to unfavourable product mix and lower sales at certain equity-accounted entities. These factors were partially offset by commercial items in 2024 and 2023, which had a favourable impact on a year-over-year basis.

OTHER EXPENSE, NET

	2024	2023
Impacts related to Fisker[1]	$ 198	$ 110
Restructuring activities[2]	187	148
Long-lived asset impairments[3]	79	–
Investments[4]	9	91
Gain on business combination[5]	(9)	–
Veoneer Active Safety Business transaction costs[6]	–	23
Operations in Russia[7]	–	16
Other expense, net	$ 464	$ 388

(1) Impacts related to Fisker

	2024	2023
Impairment and supplier related settlements	$ 330	$ –
Fisker warrants	33	110
Recognition of deferred revenue	(196)	–
Restructuring	31	–
	$ 198	$ 110

During 2024, Fisker filed for Chapter 11 bankruptcy protection in the United States and for similar protection in Austria. As a result during 2024, we recorded impairment charges on our Fisker related assets, as well as charges for supplier settlements and restructurings. In the course of such bankruptcy proceedings, during the third quarter of 2024 our manufacturing agreement for the Fisker Ocean SUV was terminated and as a result, we recognized $196 million of previously deferred revenue related to our Fisker warrants.

Impairment and supplier related settlements

During 2024, we recorded a $279 million [$219 million after tax] impairment charge on our Fisker related assets including production receivables, inventory, fixed assets and other capitalized expenditures. We recorded an additional $51 million [$38 million after tax] of charges in connection with impairments and supplier settlements. For 2024, charges related to impairments, purchase obligations and supplier settlements totaled $330 million [$257 million after tax]. The following table summarizes the net asset impairments and supplier settlements for the year ended December 31, 2024 by segment:

	Body Exteriors & Structures	Power & Vision	Seating Systems	Complete Vehicles	Total
Accounts receivable	$ 3	$ 4	$ 2	$ 14	$ 23
Inventories	5	52	8	2	67
Other assets, net	–	54	–	90	144
Fixed assets, net	1	49	5	3	58
Other accrued liabilities	(5)	–	–	(10)	(15)
Operating lease right-of-use assets	1	–	1	–	2
	5	159	16	99	279
Supplier settlements	4	41	6	–	51
	$ 9	$ 200	$ 22	$ 99	$ 330

Fisker warrants

In 2020, Fisker issued 19.5 million penny warrants to us to purchase common stock in connection with our agreements with Fisker for platform sharing, engineering and manufacturing of the Fisker Ocean SUV. These warrants vested during 2021 and 2022 based on specified milestones and were marked to market each quarter.

During 2024, we recorded a $33 million [$25 million after tax] impairment charge on these warrants reducing the value of the warrants to nil. During 2023, we had revaluation losses of $110 million [$83 million after tax] on these warrants.

Recognition of deferred revenue

When the warrants were issued and the vesting provisions realized, we recorded offsetting amounts to deferred revenue within other accrued liabilities and other long-term liabilities and a portion of this deferred revenue was previously recognized in income in prior years as performance obligations were satisfied. During the third quarter of 2024, the agreement for manufacturing of the Fisker Ocean SUV was terminated, and we recognized the remaining $196 million of deferred revenue in income.

Restructuring

During 2024, we recorded restructuring charges of $31 million [$24 million after tax] in our Complete Vehicles segment in connection with our Fisker related assembly operations.

(2) Restructuring activities

We recorded restructuring charges related to significant plant closures and consolidations primarily in Europe and to a lesser extent in North America.

	2024	2023
Power & Vision	$ 104	$ 117
Complete Vehicles	55	–
Body Exteriors & Structures	28	31
Other expense, net	187	148
Tax effect	(28)	(24)
Net loss attributable to Magna	$ 159	$ 124

(3) Long-lived asset impairments

During 2024, we recorded impairment charges of $79 million [$79 million after tax] on fixed assets, right of use assets and intangible assets at two European lighting facilities in our Power & Vision segment.

(4) Investments

	2024	2023
Non-cash impairment charge[i]	$ 13	$ 90
Revaluation of public and private equity investments	13	1
Revaluation of public company warrants[ii]	(17)	—
Other expense, net	9	91
Tax effect	3	(1)
Net loss attributable to Magna	$ 12	$ 90

(i) The non-cash impairment charge relates to the impairment of a private equity investment.

(ii) The revaluation of Fisker warrants previously presented within Revaluation of public company warrants has been reclassified to Impacts related to Fisker.

(5) Gain on business combination

During 2024, we acquired a business in our Body Exteriors & Structures segment for $5 million, resulting in a bargain purchase gain of $9 million [$9 million after tax].

(6) Veoneer Active Safety Business transaction costs

During 2023, we incurred $23 million [$22 million after tax] of transaction costs relating to our acquisition of the Veoneer Active Safety Business ["Veoneer AS"]. Refer to Note 7, "Business Combinations", to the consolidated financial statements included in this Report.

(7) Operations in Russia

During 2023, we completed the sale of all of our investments in Russia which resulted in a loss of $16 million [$16 million after tax] including a net cash outflow of $23 million.

INCOME FROM OPERATIONS BEFORE INCOME TAXES

Income from operations before income taxes was $1.54 billion for 2024 compared to $1.61 billion for 2023. The $64 million decrease was a result of the following changes, each as discussed above:

	2024	2023	Change
Sales	$ 42,836	$ 42,797	$ 39
Costs and expenses			
Cost of goods sold	37,037	37,185	(148)
Depreciation	1,510	1,436	74
Amortization of acquired intangible assets	112	88	24
Selling, general & administrative	2,061	2,050	11
Interest expense, net	211	156	55
Equity income	(101)	(112)	11
Other expense, net	464	388	76
Income from operations before income taxes	$ 1,542	$ 1,606	$ (64)

INCOME TAXES

	2024		2023	
Income taxes as reported	$ 446	28.9%	$ 320	19.9%
Tax effect on Other expense, net and				
Amortization of acquired intangible assets	85	(3.8)	70	(1.2)
Adjustments to Deferred Tax Valuation Allowances	(51)	(2.4)	47	2.3
	$ 480	22.7%	$ 437	21.0%

During 2024 we increased the valuation allowance against certain deferred tax assets in Austria, which was partially offset by the release of certain valuation allowances in Spain, Czechia and Brazil. In 2023, we released valuation allowances against certain deferred tax assets in Brazil and the United States ["Adjustments to Deferred Tax Valuation Allowances"].

Excluding the tax effect on Other expense, net and Amortization of acquired intangible assets, as well as the Adjustments to Deferred Tax Valuation Allowances our effective income tax rate increased to 22.7% for 2024 compared to 21.0% for 2023 primarily due to unfavourable foreign exchange adjustments recognized for U.S. GAAP purposes. This was partially offset by favourable changes in our reserves for uncertain tax positions.

INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Income attributable to non-controlling interests was $87 million for 2024 compared to $73 million for 2023. This $14 million increase was primarily due to higher net income at our non-wholly owned operations in China.

NET INCOME ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net income attributable to Magna International Inc. was $1.01 billion for 2024 compared to $1.21 billion for 2023. This $204 million decrease was as a result of an increase in income taxes of $126 million, a decrease in income from operations before income taxes of $64 million and an increase in income attributable to non-controlling interests of $14 million.

EARNINGS PER SHARE



Diluted earnings per share



Adjusted diluted earnings per share

	2024	2023	% Change
Earnings per Common Share			
Basic	$ 3.52	$ 4.24	−17%
Diluted	$ 3.52	$ 4.23	−17%
Weighted average number of Common Shares outstanding (millions)			
Basic	286.8	286.2	–
Diluted	286.9	286.6	–
Adjusted diluted earnings per share	$ 5.41	$ 5.49	−1%

Diluted earnings per share was $3.52 for 2024 compared to $4.23 for 2023. The $0.71 decrease was as a result of lower net income attributable to Magna International Inc., as discussed above.

Other expense, net, and the Amortization of acquired intangible assets, each after tax, and Adjustments to Deferred Tax Valuation Allowances negatively impacted diluted earnings per share by $1.89 in 2024 and $1.26 in 2023, respectively. Adjusted diluted earnings per share, as reconciled in the "Non-GAAP Financial Measures Reconciliation" section, was $5.41 for 2024 compared to $5.49 for 2023, a decrease of $0.08.

NON-GAAP PERFORMANCE MEASURES –
FOR THE YEAR ENDED DECEMBER 31, 2024

ADJUSTED EBIT AS A PERCENTAGE OF SALES



Adjusted EBIT as a percentage of sales

The table below shows the change in Magna's Sales and Adjusted EBIT by segment and the impact each segment's changes have on Magna's Adjusted EBIT as a percentage of sales for 2024 compared to 2023:

	Sales	Adjusted EBIT	Adjusted EBIT as a percentage of sales
2023	$ 42,797	$ 2,238	5.2%
Increase (decrease) related to:			
Body Exteriors & Structures	(512)	(21)	–
Power & Vision	1,086	142	+0.2%
Seating Systems	(247)	5	–
Complete Vehicles	(352)	6	+0.1%
Corporate and Other	64	(41)	−0.1%
2024	**$ 42,836**	**$ 2,329**	**5.4%**

Adjusted EBIT as a percentage of sales increased to 5.4% for 2024 compared to 5.2% for 2023 primarily due to:

- commercial items in 2024 and 2023, which had a net favourable impact on a year-over-year basis, including the negative impact of a settlement with a supplier during the fourth quarter of 2024;
- productivity and efficiency improvements, including lower costs at certain underperforming facilities;
- the negative impact of the UAW labour strikes during 2023; and
- lower net engineering costs, including spending related to our electrification and active safety business.

These factors were offset by:

- higher production input costs net of customer recoveries, including labour, partially offset by lower prices for certain commodities;
- reduced earnings on lower assembly volumes;
- reduced earnings on lower sales;
- higher net warranty costs;
- acquisitions, net of divestitures, during and subsequent to 2023; and
- higher restructuring costs.

ADJUSTED RETURN ON INVESTED CAPITAL



Adjusted Return on Invested Capital

Adjusted Return on Invested Capital decreased to 9.5% for 2024 compared to 10.0% for 2023 as a result of higher Average Invested Capital partially offset by an increase in Adjusted After-tax operating profits.

Average Invested Capital increased $1.11 billion to $18.88 billion for 2024 compared to $17.77 billion for 2023, primarily due to:

- average investment in fixed assets in excess of average depreciation expense on fixed assets; and
- acquisitions, net of divestitures, during or subsequent to 2023.

These factors were partially offset by:

- impairments and restructuring related to Fisker during 2024;
- a decrease in average operating assets and liabilities;
- the net weakening of foreign currencies against the U.S. dollar; and
- lower net investments in public and private equity companies and public company warrants.

SEGMENT ANALYSIS

We are a global automotive supplier that has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems.

Our reporting segments are: Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles.

	Sales			Adjusted EBIT		
	2024	2023	Change	**2024**	2023	Change
Body Exteriors & Structures	**$ 16,999**	$ 17,511	$ (512)	**$ 1,283**	$ 1,304	$ (21)
Power & Vision	**15,391**	14,305	1,086	**810**	668	142
Seating Systems	**5,800**	6,047	(247)	**223**	218	5
Complete Vehicles	**5,186**	5,538	(352)	**130**	124	6
Corporate and Other	**(540)**	(604)	64	**(117)**	(76)	(41)
Total reportable segments	**$ 42,836**	$ 42,797	$ 39	**$ 2,329**	$ 2,238	$ 91

BODY EXTERIORS & STRUCTURES

	2024	2023	Change	
Sales	**$ 16,999**	$ 17,511	$ (512)	−3%
Adjusted EBIT	**$ 1,283**	$ 1,304	$ (21)	−2%
Adjusted EBIT as a percentage of sales	**7.5%**	7.4%		+0.1%



Sales

Sales – Body Exteriors & Structures

Sales decreased 3% or $512 million to $17.00 billion for 2024 compared to $17.51 billion for 2023, primarily due to:

- the end of production of certain programs, including the:
  - Dodge Charger;
  - Chevrolet Bolt EV;
  - Ford Edge; and
  - Chevrolet Camaro;
- lower production on certain programs;
- divestitures during 2024, which decreased sales by $146 million;
- the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $58 million; and
- net customer price concessions.

These factors were partially offset by:

- the launch of programs during or subsequent to 2023, including the:
  - Ford F-Series Super Duty;
  - Chevrolet Silverado EV and GMC Sierra EVs;
  - GMC Hummer EV SUV; and
  - Chevrolet Equinox & Blazer EVs;
- the negative impact of the UAW labour strikes, which negatively impacted 2023 sales by approximately $200 million; and
- commercial items in 2024 and 2023, which had a net favourable impact on a year-over-year basis.



Adjusted EBIT



Adjusted EBIT as a percentage of sales

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT decreased $21 million to $1,283 million for 2024 compared to $1,304 million for 2023 while Adjusted EBIT as a percentage of sales increased to 7.5% from 7.4%. Adjusted EBIT was lower primarily as a result of reduced earnings on lower sales. Excluding the impact of lower sales, Adjusted EBIT and Adjusted EBIT as a percentage of sales were higher primarily due to:

- commercial items in 2024 and 2023, which had a net favourable impact on a year-over-year basis;
- productivity and efficiency improvements, including lower costs at certain underperforming facilities;
- the negative impact of the UAW labour strikes during 2023; and
- higher net transactional foreign exchange gains in 2024 compared to 2023.

These factors were partially offset by:
- higher production input costs net of customer recoveries, primarily for labour;
- supply chain premiums, partially as a result of a supplier bankruptcy;
- higher restructuring costs;
- higher net warranty costs of $12 million; and
- provisions related to the insolvency of two Chinese OEMs during 2024.

POWER & VISION

	2024	2023	Change	
Sales	**$ 15,391**	$ 14,305	$ 1,086	+8%
Adjusted EBIT	**$ 810**	$ 668	$ 142	+21%
Adjusted EBIT as a percentage of sales	**5.3%**	4.7%		+0.6%



Sales

Sales – Power & Vision

Sales increased 8% or $1.09 billion to $15.39 billion for 2024 compared to $14.31 billion for 2023, primarily due to:

- the launch of programs during or subsequent to 2023, including the:
  - Chery Jetour Traveller;
  - Chery Tiggo 8;
  - Chevrolet Equinox & Blazer EVs; and
  - BMW X2;
- acquisitions, net of divestitures, during or subsequent to 2023, which increased sales by $614 million;
- the negative impact of the UAW labour strikes, which negatively impacted 2023 sales by approximately $80 million; and
- customer price increases to partially recover certain higher production input costs.

These factors were partially offset by:

- lower production on certain programs;
- the end of production of particular programs, including the:
  - Dodge Charger;
  - Fisker Ocean;
  - Chevrolet Camaro; and
  - Mini Clubman;
- the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $84 million; and
- net customer price concessions.





Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT increased $142 million to $810 million for 2024 compared to $668 million for 2023 and Adjusted EBIT as a percentage of sales increased to 5.3% from 4.7%. These increases were primarily as a result of:

- increased earnings on higher sales, including improved margins from operational excellence and cost initiatives;
- commercial items in 2024 and 2023, which had a net favourable impact on a year-over-year basis, including the negative impact of a settlement with a supplier during the fourth quarter of 2024;
- lower net engineering costs, including spending related to our electrification and active safety businesses; and
- the negative impact of the UAW labour strikes during 2023.

These factors were partially offset by:

- higher net warranty costs of $46 million;
- higher launch costs;
- lower equity income;
- lower tooling contribution;
- higher production input costs net of customer recoveries, primarily for labour; and
- acquisitions, net of divestitures, during or subsequent to 2023.

SEATING SYSTEMS

	2024	2023	Change	
Sales	**$ 5,800**	$ 6,047	$ (247)	−4%
Adjusted EBIT	**$ 223**	$ 218	$ 5	+2%
Adjusted EBIT as a percentage of sales	**3.8%**	3.6%		+0.2%



Sales – Seating Systems

Sales decreased 4% or $247 million to $5.80 billion for 2024 compared to $6.05 billion for 2023, primarily due to:

- the end of production of certain programs, including the:
  - Chevrolet Bolt EV;
  - Ford Edge;
  - Skoda Superb; and
  - Lincoln Nautilus;
- lower production on certain programs, including the Jeep Grand Cherokee;
- the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $18 million; and
- net customer price concessions.

These factors were partially offset by:

- the launch of programs during or subsequent to 2023, including the:
  - BYD Qin L;
  - Mini Countryman;
  - Skoda Kodiaq; and
  - BYD Seal U DM-i;
- customer price increases to partially recover certain higher production input costs; and
- the negative impact of the UAW labour strikes, which negatively impacted 2023 sales by approximately $45 million.



Adjusted EBIT



Adjusted EBIT as a percentage of sales

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems

Adjusted EBIT increased $5 million to $223 million for 2024 compared to $218 million for 2023 and Adjusted EBIT as a percentage of sales increased to 3.8% from 3.6%. These increases were primarily due to:

- commercial items in 2024 and 2023, which had a net favourable impact on a year-over-year basis;
- lower launch costs;
- lower net foreign exchange losses, primarily due to the weakening in 2023 of the Argentine peso against the U.S. dollar; and
- the negative impact of the UAW labour strikes during 2023.

These factors were partially offset by:

- reduced earnings on lower sales;
- provisions related to the insolvency of a Chinese OEM during 2024; and
- higher restructuring costs.

COMPLETE VEHICLES

	2024	2023	Change	
Complete Vehicle Assembly Volumes *(thousands of units)*[i]	**71.9**	105.1	(33.2)	−32%
Sales	**$ 5,186**	$ 5,538	$ (352)	−6%
Adjusted EBIT	**$ 130**	$ 124	$ 6	+5%
Adjusted EBIT as a percentage of sales	**2.5%**	2.2%		+0.3%

(i)   Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.



Sales – Complete Vehicles

Sales decreased 6% or $352 million to $5.19 billion for 2024 compared to $5.54 billion for 2023 and assembly volumes decreased 32%. The decrease in sales is substantially a result of lower assembly volumes, including the end of production of the BMW 5-Series and Jaguar E-Pace. The impact of lower assembly volumes was partially offset by:

- higher engineering revenue;
- commercial items during 2024 and 2023, which had a net favourable impact on a year-over-year basis;
- customer price increases to partially recover certain higher production input costs; and
- a $9 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.





Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT increased $6 million to $130 million for 2024 compared to $124 million for 2023 while Adjusted EBIT as a percentage of sales increased to 2.5% from 2.2%. These increases were primarily due to:

- commercial items in 2024 and 2023, which had a net favourable impact on a year-over-year basis;
- higher engineering margins on higher engineering sales;
- lower restructuring costs; and
- lower launch, engineering and other costs.

These factors were partially offset by:

- reduced earnings on lower assembly volumes; and
- higher production input costs net of customer recoveries, primarily for labour.

CORPORATE AND OTHER

Adjusted EBIT was a loss of $117 million for 2024 compared to a loss of $76 million for 2023. The $41 million decrease was primarily the result of:

- net transactional foreign exchange losses in 2024 compared to net transactional foreign exchange gains in 2023;
- increased investments in research, development and new mobility;
- a decrease in fees received from our divisions; and
- higher costs to accelerate operational excellence activities.

These factors were partially offset by:

- lower incentive compensation; and
- a gain on the sale of an equity-method investment during 2024.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES



Cash provided from operating activities

	2024	2023	Change
Net income	$ 1,096	$ 1,286	
Items not involving current cash flows	1,857	1,642	
	2,953	2,928	$ 25
Changes in operating assets and liabilities	681	221	460
Cash provided from operating activities	$ 3,634	$ 3,149	$ 485

Cash provided from operating activities

Comparing 2024 to 2023, cash provided from operating activities increased $485 million primarily as a result of:

- a $1.18 billion increase in cash received from customers;
- a $122 million decrease in cash taxes; and
- higher dividends received from equity investments of $30 million.

These factors were partially offset by:

- a $588 million increase in cash paid for materials and overhead;
- a $202 million increase in cash paid for labour; and
- a $53 million increase in cash interest paid.

Changes in operating assets and liabilities

During 2024, we generated $681 million from operating assets and liabilities primarily consisting of:

- a $478 million decrease in tooling investment for current and upcoming program launches;
- a $369 million increase in other accrued liabilities;
- a $186 million decrease in production and other receivables; and
- a $96 million increase in taxes payable.

These factors were partially offset by:

- a $271 million decrease in accounts payable;
- a $143 million increase in production inventory; and
- a $35 million increase in prepaids and other.

INVESTING ACTIVITIES



Cash used for investing activities

	2024	2023	Change
Fixed asset additions	$ (2,178)	$ (2,500)	
Increase in investments, other assets and intangible assets	(617)	(562)	
Increase in public and private equity investments	(12)	(11)	
Fixed assets, investments, other assets and intangible assets additions	(2,807)	(3,073)	
Proceeds from dispositions	219	122	
Net cash inflow (outflow) from disposal of facilities	82	(48)	
Acquisitions	(86)	(1,504)	
Cash used for investing activities	$ (2,592)	$ (4,503)	$ 1,911

Cash used for investing activities in 2024 was $1.91 billion lower compared to 2023. The change between 2024 and 2023 was primarily due to the acquisition of Veoneer AS during the second quarter of 2023, a $322 million decrease in cash used for fixed assets, higher proceeds from dispositions during 2024, primarily related to the sale of an equity method investment during the first quarter of 2024, and the net cash inflow from the disposal of our Body Exteriors & Structures operations in India during the third quarter of 2024. These factors were partially offset by a $55 million increase in cash used for investments, other assets and intangible assets.

FINANCING ACTIVITIES

	2024	2023	Change
Issues of debt	$ 778	$ 2,083	
Issue of Common Shares on exercise of stock options	30	20	
Contributions to subsidiaries by non-controlling interests	–	11	
Tax withholdings on vesting of equity awards	(8)	(11)	
Dividends paid to non-controlling interest	(46)	(74)	
(Decrease) increase in short-term borrowings	(182)	487	
Repurchase of Common Shares	(207)	(13)	
Dividends paid	(539)	(522)	
Repayments of debt	(815)	(644)	
Cash (used for) provided from financing activities	$ (989)	$ 1,337	$ (2,326)

During 2024, we issued the following Senior Notes [the "Senior Notes"]:

		Amount in USD at	
	Settlement Date	Issuance Date	Maturity Date
$400 million Senior Notes at 5.05%	March 14, 2024	$ 397 million	March 14, 2029
Cdn$450 million Senior Notes at 4.800%	May 30, 2024	$ 328 million	May 30, 2029

Net cash proceeds received from the Senior Notes issuances was $725 million, which were issued for general corporate purposes, including the repayment of debt that matured in June 2024.

The Senior Notes are unsecured obligations and do not include any financial covenants. We may redeem the Senior Notes in whole or in part at any time, and from time to time, at specified redemption prices determined in accordance with the terms of the indenture governing the Senior Notes. Refer to Note 16, "Debt" of our audited consolidated financial statements for the year ended December 31, 2024.

Short-term borrowings decreased $182 million in 2024 primarily due to our increase in cash from operating activities enabling us to repay notes under the euro-commercial paper program and U.S. commercial paper program.

During 2024, we repurchased 4.7 million Common Shares under normal course issuer bids for aggregate cash consideration of $207 million.

Cash dividends paid per Common Share were $1.90 for 2024 compared to $1.84 for 2023.

FINANCING RESOURCES

	2024	2023	Change
Liabilities			
Short-term borrowings	$ 271	$ 511	
Long-term debt due within one year	708	819	
Current portion of operating lease liabilities	293	399	
Long-term debt	4,134	4,175	
Operating lease liabilities	1,662	1,319	
	$ 7,068	$ 7,223	$ (155)

Financial liabilities decreased $155 million to $7.07 billion as at December 31, 2024 primarily as a result of the repayment of $750 million in Senior Notes during the second quarter of 2024, and the repayment of notes under the euro-commercial paper program and U.S. commercial paper program. These decreases were partially offset by the issuance of $400 million of Senior Notes during the first quarter of 2024, and the issuance of Cdn$450 million of Senior Notes during the second quarter of 2024.

CASH RESOURCES

In 2024, our cash resources remain substantially unchanged at $1.2 billion, primarily as a result of cash provided from operating activities being substantially offset by cash used for investing and financing activities, as discussed above. In addition to our cash resources at December 31, 2024, we had term and operating lines of credit totaling $4.1 billion, of which $3.3 billion was unused and available.

On March 28, 2024, we amended our $2.7 billion syndicated revolving credit facility, including to extend the maturity date from June 24, 2028 to June 25, 2029. As of December 31, 2024, we have no amounts outstanding under this credit facility.

On May 10, 2024, we amended our $800 million 364-day syndicated revolving credit facility, including to extend the maturity date from June 24, 2024 to June 24, 2025. As of December 31, 2024, we have not borrowed any funds under this credit facility.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at February 26, 2025 were exercised:

Common Shares	281,688,546
Stock options[i]	5,905,458
	287,594,004

(i) Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

CONTRACTUAL OBLIGATIONS

A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Consistent with our customer obligations, substantially all of our purchases are made under purchase orders with our suppliers which are requirements based and accordingly do not specify minimum quantities. Other long-term liabilities are defined as long-term liabilities that are recorded on our consolidated balance sheet. Based on this definition, the following table includes only those contracts which include fixed or minimum obligations.

At December 31, 2024, we had contractual obligations requiring annual payments as follows:

	2025	2026-2027	2028-2029	Thereafter	Total
Operating leases	$ 379	$ 631	$ 494	$ 1,006	$ 2,510
Long-term debt	709	1,060	1,021	2,072	4,862
Unconditional purchase obligations:					
Materials and services	3,064	1,042	903	830	5,839
Capital	956	192	33	18	1,199
Total contractual obligations	$ 5,108	$ 2,925	$ 2,451	$ 3,926	$ 14,410

Our unfunded obligation with respect to employee future benefit plans, which have been actuarially determined, was $478 million at December 31, 2024. These obligations are as follows:

	Pension Liability	Retirement Medical Liability	Termination and Long-term Service Arrangements	Total
Projected benefit obligation	$ 475	$ 17	$ 391	$ 883
Less plan assets at fair value	(405)	–	–	(405)
Ending funded status – Plan deficit	$ 70	$ 17	$ 391	$ 478

Foreign Currency Activities

Our North American operations negotiate sales contracts with OEMs for payment in U.S. dollars, Canadian dollars and Mexican pesos. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. Our North American operations use labour and materials which are paid for in U.S. dollars, Canadian dollars and Mexican pesos. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros. Our European operations' material, equipment and labour are principally paid for in euros and U.S. dollars.

Our Asian operations negotiate sales contracts with OEMs for payment principally in Chinese renminbi. Our Asian operations' material, equipment and labour are paid for principally in Chinese renminbi.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price or material purchases have been quoted in foreign currencies and for labour in countries where the local currency is not the divisions' functional currency. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro, Chinese renminbi or Mexican peso, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

NON-GAAP FINANCIAL MEASURES RECONCILIATION

The reconciliation of Non-GAAP financial measures is as follows:

ADJUSTED EBIT

	2024	2023
Net income	$ 1,096	$ 1,286
Add:		
Amortization of acquired intangible assets	112	88
Interest expense, net	211	156
Other expense, net	464	388
Income taxes	446	320
Adjusted EBIT	$ 2,329	$ 2,238

ADJUSTED EBIT AS A PERCENTAGE OF SALES

	2024	2023
Sales	$ 42,836	$ 42,797
Adjusted EBIT	$ 2,329	$ 2,238
Adjusted EBIT as a percentage of sales	5.4%	5.2%

ADJUSTED DILUTED EARNINGS PER SHARE

	2024	2023
Net income attributable to Magna International Inc.	$ 1,009	$ 1,213
Add (deduct):		
Amortization of acquired intangible assets	112	88
Other expense, net	464	388
Tax effect on Amortization of acquired intangible assets and Other expense, net	(85)	(70)
Adjustments to Deferred Tax Valuation Allowances	51	(47)
Adjusted net income attributable to Magna International Inc.	$ 1,551	$ 1,572
Diluted weighted average number of Common Shares outstanding during the period (millions)	286.9	286.6
Adjusted diluted earnings per share	$ 5.41	$ 5.49

ADJUSTED RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital is calculated as Adjusted After-tax operating profits divided by Average Invested Capital for the period. Average Invested Capital for the twelve month period is averaged on a five-fiscal quarter basis.

	2024	2023
Net Income	$ 1,096	$ 1,286
Add (deduct):		
Interest expense, net	211	156
Amortization of acquired intangible assets	112	88
Other expense, net	464	388
Tax effect on Interest expense, net, Amortization of acquired intangible assets and Other expense, net	(133)	(102)
Adjustments to Deferred Tax Valuation Allowances	51	(47)
Adjusted After-tax operating profits	$ 1,801	$ 1,769

	2024	2023
Total Assets	$ 31,039	$ 32,255
Excluding:		
Cash and cash equivalents	(1,247)	(1,198)
Deferred tax assets	(819)	(621)
Less Current Liabilities	(12,097)	(13,234)
Excluding:		
Short-term borrowing	271	511
Long-term debt due within one year	708	819
Current portion of operating lease liabilities	293	399
Invested Capital	$ 18,148	$ 18,931

	2024	2023
Adjusted After-tax operating profits	$ 1,801	$ 1,769
Average Invested Capital	$ 18,875	$ 17,771
Adjusted Return on Invested Capital	9.5%	10.0%

SUBSEQUENT EVENT

NORMAL COURSE ISSUER BID

Subsequent to December 31, 2024, we purchased 1,187,382 Common Shares for cancellation and 92,928 Common Shares to satisfy stock-based compensation awards each under our existing normal course issuer bid for cash consideration of $51 million.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are more fully described in Note 2, "Significant Accounting Policies", to the consolidated financial statements included in this Report. The preparation of the audited consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities, as of the date of the consolidated financial statements. These estimates and assumptions are based on our historical experience, and various other assumptions we believe to be reasonable in the circumstances. Since these estimates and assumptions are subject to an inherent degree of uncertainty, actual results in these areas may differ significantly from our estimates.

We believe the following critical accounting policies and estimates affect the more subjective or complex judgements and estimates used in the preparation of our consolidated financial statements and accompanying notes. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.

REVENUE RECOGNITION – COMPLETE VEHICLE ASSEMBLY ARRANGEMENTS

Our complete vehicle assembly contracts with customers are complex and often include promises to transfer multiple products and services, some of which may be implicitly contracted. Each good or service is evaluated to determine whether it represents a distinct performance obligation, and whether it should be characterized as revenue or as a reimbursement of costs incurred. The total transaction price is then allocated to the distinct performance obligations based on the expected cost plus a margin approach and recognized as revenue.

Additionally, as the terms of our complete vehicle assembly contracts with customers differ with respect to the ownership of components related to the assembly process, we must determine whether we are acting as principal in these arrangements, or acting as an agent in which case the revenue recognized would principally reflect the assembly fee.

Significant interpretation and judgment is sometimes required to determine the appropriate accounting for these contracts including: (i) combining contracts that may impact the allocation of the transaction price between products and services; (ii) determining whether performance obligations are considered distinct and are required to be accounted for separately or combined; and (iii) the allocation of the transaction price to each distinct performance obligation and determining when to recognize revenue.

IMPAIRMENT ASSESSMENTS – GOODWILL, LONG-LIVED ASSETS, AND EQUITY METHOD INVESTMENTS

We review goodwill at the reporting unit level for impairment in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that goodwill might be impaired. Goodwill impairment is assessed by comparing the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. If a reporting unit's carrying amount exceeds its fair value, an impairment is recognized based on that difference. The fair value of a reporting unit is determined using the estimated discounted future cash flows of the reporting unit.

In addition to our review of goodwill, we evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include the bankruptcy of a significant customer, or the early termination, loss, renegotiation of the terms of, significant volume decrease in, or delay in the implementation of, any significant production contract. If the sum of the undiscounted future cash flows expected to result from the assets, without interest charges, is less than the carrying amount of the assets, an asset impairment may be recognized in the consolidated financial statements. The amount of impairment to be recognized is calculated as the difference between the fair value and carrying amount of the asset.

As of December 31, 2024, we had equity method investments of $794 million. We monitor our investments for indicators of other-than-temporary declines in value on an ongoing basis in accordance with U.S. GAAP. If we determine that an other-than-temporary decline in value has occurred, we recognize an impairment loss, which is measured as the difference between the book value and the fair value of the investment. Fair value is generally determined using an income approach based on discounted cash flows.

We believe that the impairment assessments for goodwill, long-lived assets, and equity method investments contain "critical accounting estimates" because: (i) they are subject to significant measurement uncertainty and are susceptible to change, which could materially impact our assessment for fair value, as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program pricing and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes, the appropriate discount rates (based on a weighted average cost of capital ranging from 11% to 16% at December 31, 2024); and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported in our consolidated balance sheet.

WARRANTY

We record product warranty costs, which include product liability and recall costs. Under most customer agreements, we only account for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. For certain products, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company's warranty experience.

Product liability and recall provisions are established based on our best estimate of the amounts necessary to settle existing claims. These estimates typically require assumptions from management regarding: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer's administrative costs relating to the recall. In making this estimate, judgement is also required as to the ultimate negotiated sharing of the cost between us, the customer and, in some cases a supplier. Where applicable, insurance recoveries related to such provisions are also recorded.

We monitor warranty activity on an ongoing basis and revise our best estimate as necessary. Due to the uncertainty and potential volatility of the factors contributing to developing estimates of the amounts necessary to settle existing claims, actual product liability costs could be materially different from our best estimate.

INCOME TAXES

The determination of tax liabilities involves dealing with uncertainties in the application of complex tax laws. Significant judgement and estimates are required in determining our provision for income taxes, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits. We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

At December 31, 2024, we had gross unrecognized tax benefits of $204 million excluding interest and penalties, of which $135 million, if recognized, would affect our effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect our effective tax rate due primarily to the impact of the valuation allowances on deferred tax assets.

Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to temporary differences between financial statement carrying value of existing assets and liabilities and their respective tax bases and tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Accounting standards require that we assess whether valuation allowances should be established or maintained against our deferred income tax assets, based on consideration of all available evidence, using a "more-likely-than-not" standard. The factors used to assess the likelihood of realization are: history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets. On a quarterly basis, we evaluate the realizability of deferred tax assets by assessing our valuation allowances and by adjusting the amount of such allowances as necessary. We use tax planning strategies to realize deferred tax assets in order to avoid the potential loss of these tax benefits. Changes in our estimates, due to unforeseen events or otherwise, could have a material impact on our financial condition and results of operations. Refer to Note 12, "Income Taxes" of the notes to the consolidated financial statements for additional information.

EMPLOYEE FUTURE BENEFIT PLANS

The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post-retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and therefore impact the recognized expense in future periods. Significant changes in assumptions or significant plan amendments could materially affect our future employee benefit obligations and future expense.

At December 31, 2024, we had past service costs and actuarial experience losses of $156 million included in accumulated other comprehensive income that will be amortized to future employee benefit expense over the expected average remaining service life of employees or over the expected average life expectancy of retired employees, depending on the status of the plan.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to Note 23, "Contingencies" of our audited consolidated financial statements for the year ended December 31, 2024.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to "Item 5. Risk Factors" in our Annual Information Form, filed with the securities commissions in Canada, our Annual Report on Form 40-F, filed with the United States Securities and Exchange Commission, and subsequent filings.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended [the "Exchange Act"]), are designed to ensure that material information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis, and that such information is accumulated and communicated to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to enable them to make timely decisions regarding required disclosure of such information. We have conducted an evaluation of our disclosure controls and procedures as of December 31, 2024, under the supervision, and with the participation of our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission ["SEC"]) are effective as of December 31, 2024.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with U.S. GAAP. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management used the Committee of Sponsoring Organizations of the Treadway Commission ["COSO"] Internal Control-Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting.

Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have assessed the effectiveness of our internal control over financial reporting and concluded that, as at December 31, 2024, such internal control over financial reporting is effective. The Company's internal control over financial reporting as of December 31, 2024, has been audited by Deloitte LLP, an Independent Registered Public Accounting Firm, who also audited the Company's consolidated financial statements for the year ended December 31, 2024. Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting. This report precedes our audited consolidated financial statements for the year ended December 31, 2024.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in our internal controls over financial reporting that occurred during 2024 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

RISK FACTORS

Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to risks and uncertainties. The following are the more significant risks:

MACROECONOMIC, GEOPOLITICAL AND OTHER RISKS

- **Threats to Free Trade Agreements:**   Historical growth in the automotive industry has been aided by the free movement of goods, services, people and capital through bilateral and regional trade agreements, particularly in North America pursuant to the North American Free Trade Agreement (1994 — 2020) and the United States-Mexico-Canada Agreement ["USMCA"] (2020 — Present). The current U.S. administration has indicated its intent to renegotiate the USMCA and may proceed with tariffs on goods imported into the United States from Canada, Mexico, Europe and China. Taken together with any retaliatory measures that may be enacted by these countries, such measures will increase our input costs, the prices our U.S. customers pay for our products, and borrowing costs for consumers. In turn, this further decreases vehicle affordability for consumers which could have a material adverse effect on the demand for our products, our sales, profitability and competitive position.

- **International Trade Disputes:**   International trade disputes could, among other things, reduce demand for and production of vehicles, disrupt global supply chains, distort commodity pricing, impair the ability of automotive suppliers and vehicle manufacturers to make efficient long-term investment decisions, create volatility in relative foreign exchange rates, and contribute to stock market volatility. The imposition of sanctions, tariffs and/or the escalation of trade disputes which interfere with automotive supply chains could have an adverse effect on our operations, profitability and ability to effectively execute our corporate strategy.

- **Interest Rates:**   Key lending rates in North America and Europe remain elevated compared to levels experienced prior to 2020. Although rates have eased in all regions, the risk remains that rates could increase in the U.S. if inflation fails to decrease. The availability and cost of credit are both factors affecting consumer confidence, which is a critical driver of vehicle sales and thus automotive production. A material, sustained decrease in consumer demand for vehicles could result in further reductions to vehicle production from levels assumed in our business plan, which could have a material adverse effect on our profitability and financial condition. Higher interest rates will also have an adverse effect on our borrowing costs and, if prolonged, could have an adverse effect on our profitability.

- **Geopolitical Risks:**   The occurrence of geopolitical crises could create a number of risks, including: disruption of energy supplies (particularly natural gas and oil), shipping/transportation and logistics, vehicle production and/or supply chains; weakening economic growth and consumer confidence; increasing physical or cybersecurity threats; and/or worsening other risks described elsewhere in these Risk Factors, such as commodity prices, relative foreign exchange rates and risks of doing business in foreign markets. An expansion or worsening of existing geopolitical crises, or the occurrence of significant new geopolitical risks, could have a material adverse effect on our business and operations.

RISKS RELATED TO THE AUTOMOTIVE INDUSTRY

- **North American Electric Vehicle Program Deferrals, Cancellations and Volume Reductions:** Certain OEMs, primarily in North America, have been updating their Electric Vehicle ["EV"] strategies by deferring or cancelling planned EV programs and/or reducing production volumes below the levels to which we previously quoted. We are pursuing commercial recoveries from our customers as a result of these actions, but we may be unable to fully recover various pre-production, tooling, engineering, and other costs incurred in advance of production, or unable to recover them within the timeframe originally contemplated in our business plan. We may also experience production inefficiencies, including as a result of unutilized or underutilized production capacity and/or disruptions to our workforce plans at affected facilities. The deferral or cancellation of EV programs, or reduction in planned production volumes, combined with the failure to secure commercial recoveries from our customers to offset associated costs and inefficiencies, may have a material adverse effect on our profitability.

- **Economic Cyclicality:** Ordinarily, the global automotive industry is cyclical, with potential for regional differences in the timing of expansion and contraction of economic cycles. In normal industry cycles, lower consumer confidence typically translates to lower vehicle sales and production volumes. Examples of factors which often reduce consumer confidence include: worsening economic, political, and other conditions; consumer perceptions and general trends related to the job, housing, and stock markets; military conflicts; increasing inflation (particularly fuel and energy prices); and rising interest rates. A significant decline in vehicle production volumes from levels assumed in our business plan could have a material adverse effect on our profitability and financial condition.

- **Regional Production Volume Declines:** North America, Europe and China are key automotive producing regions for us, and our operating results are primarily dependent on car and light truck production by our customers in these regions. A significant or sustained decline in vehicle production volumes in any or all these geographic regions could have a material adverse effect on our operations, sales, and profitability.

- **Deteriorating Vehicle Affordability:** Vehicle affordability to consumers is becoming more challenged due to a combination of factors, including: higher prices for vehicles; costs related to advanced electronic systems; elevated vehicle finance costs; and changes in relative foreign exchange rates. A material, sustained decrease in consumer demand for vehicles due to deteriorating vehicle affordability could result in reductions to vehicle production from levels assumed in our business plan, which could have a material adverse effect on our profitability and financial condition.

- **Uncertain Pace of EV Adoption:** Although the number of electric vehicles sold globally continues to grow, the rate of growth has moderated in some markets due to consumer uncertainty related to issues such as: vehicle affordability; reduced availability of government subsidies for the purchase of EVs; concerns regarding evolving battery technologies; anxiety regarding driving range; inadequacy of charging infrastructure; the growth of new, EV-focused OEMs and/or new EV models with little or no operating and warranty history; and rapid depreciation and deterioration in residual values for EVs. If planned production volumes for EV programs do not materialize, we may not be able to recover our capital investments related to such programs, or to recover such investments within the timeframes contemplated, which could have a material adverse effect on our profitability and financial condition.

- **Intense Competition:** The automotive supply industry is highly competitive and becoming more so. Some of our competitors have higher or more rapidly growing market share than we do in certain product or geographic markets. Additionally, a number of established electronics, semiconductor chip and contract manufacturing companies have entered or expanded their presence in the automotive industry. At the same time, disruptive technology innovators have been introducing novel product and service solutions which traditional automotive suppliers may not be able to match. Failure to successfully compete with existing or new competitors could affect our ability to fully implement our corporate strategy.

STRATEGIC RISKS

- **Evolution of the Vehicle:** The success of our corporate strategy is correlated to our ability to grow our business and capabilities in product areas which demonstrate long-term growth. Some systems in our product portfolio are expected to decline over the long-term, including manual transmissions, mechanical all-wheel drive/four-wheel drive systems and fuel tank systems. The failure to grow our sales of higher growth products at or above the industry rates of growth for such products could have a material adverse effect on our profitability and financial condition.

- **Evolving Business Risk Profile:** The risk profile of our business continues to evolve due to our exposure to product areas such as battery enclosures, electrified powertrains, and ADAS and electronics. As a result, we may face new or heightened risks, including: forecasting, planning and capital allocation risks due to uncertainties regarding the shift from ICE to EV production volumes, take-rates for ADAS systems and/or features offered to consumers as optional items; reduction in demand for certain products which are unique to ICE vehicles; challenges in quoting for profitable returns on products with leading-edge technologies; rigorous testing and validation requirements from OEM customers for complex new products; increased warranty and recall risks on new products and leading-edge technologies; increased product liability risks; increased counterparty risk; heightened risk of technological obsolescence of some of our products, processes and/or assets; and difficulties in attracting or retaining employees with critical skills in high-demand areas. Realization of one or more such risks could have a material adverse effect on our operations, profitability, or financial condition.

- **Technology and Innovation:** While we continue to invest in technology and innovation which we believe will be critical to our long-term growth, the automotive industry is experiencing significant electrical, electronic, and software-driven change and disruption. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be significant factors in our ability to remain competitive. Additionally, our success is dependent on our ability to attract, develop and retain employees with the required technical and/or software skills. If we are unsuccessful or are less successful than our competitors in consistently developing innovative products and/or processes, we may be placed at a competitive disadvantage in bidding for new business and may not be able to recover some or all our engineering, research, and development costs, which could have a material adverse effect on our profitability and financial condition and ability to fully implement our corporate strategy.

- **Investments in Mobility and Technology Companies:**   In addition to our development activities, we have invested in various mobility and technology companies, as well as funds that invest in such companies, and may continue to do so in the future. However, investing in such companies involves a high degree of risk, including the potential loss of some or all our investment value. There is currently no public market for the shares or units of some of these investments and, as a result, we may be unable to monetize such investments in the future. In some cases, we may have shares or share purchase warrants with technology-driven suppliers with which we have commercial supply relations; while the value of such equity may be affected by the commercial prospects of such programs, our ability to exit our investments may be impaired by the existence of our commercial supply relationship. Investments in companies or funds which are currently or subsequently become publicly traded are "marked-to-market" quarterly, which may result in us recording unrealized gains or losses in any given quarter. The realization of any of the foregoing investment-related risks could have an adverse effect on our profitability and financial condition.

CUSTOMER-RELATED RISKS

- **Customer Concentration:**   Although we supply parts to all major OEMs, a significant majority of our sales are to six customers: General Motors, Daimler, Ford, BMW, Volkswagen and Stellantis. Additionally, growth rates of OEMs differ by region and segment, with significant growth by some EV-focused OEMs in certain markets, such as China. Shifts in market share away from our top customers could have a material adverse effect on our profitability to the extent we are unable to offset such lost sales with sufficient sales growth with alternative OEMs.

- **Market Shifts:**   While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Additionally, in recent years, we have experienced a concentration in content on certain EV models. Shifts in market shares away from vehicles on which we have significant content, as well as vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our sales and profitability.

- **Growth of EV-Focused OEMs:**   A number of EV-focused OEMs, including Tesla, BYD, Geely, Nio, SAIC, XPeng, and Rivian, have emerged in recent years. Despite significant tariffs and other protectionist headwinds, some China-based, EV-focused OEMs, such as BYD and Geely, have entered the European market with vehicles exported from China, while both BYD and Chery have announced plans to manufacture EVs in European countries. While we are targeting growth with some of the newer EV-focused OEMs, we do not have relations with all, nor are such relationships as well established as those with our traditional customers. The failure to sufficiently grow our sales to those EV-focused OEMs which achieve significant commercial success could adversely impact our long-term strategy. At the same time, the failure of newer EV-focused OEMs to which we supply systems could adversely impact the success of our customer diversification strategy, as well as create counterparty risks described below.

- **Risks of Conducting Business with Newer EV-Focused OEMs:**   Conducting business with newer EV-focused OEMs poses incremental risks and challenges compared to our traditional customers, including as a result of: their relatively short operating histories; limited financial, liquidity/capital or other resources; less mature product development and validation processes; uncertain market acceptance of their products/services; and untested business models. These factors may elevate our counterparty risks in dealing with such OEMs, particularly with respect to recovery of: pre-production (including tooling, engineering, and launch) and production receivables; inventory; fixed assets and capitalized pre-production expenditures; as well as other statutory warranty, recall and third-party claims related to our role as contract manufacturer or supplier of components on new vehicles in instances where the OEM is no longer able to assume such costs, such as on the Fisker Ocean SUV. The inability of newer EV-focused OEMs to achieve commercial success, or the bankruptcy or insolvency of any such OEM with which we conduct business, could have a material adverse effect on our profitability and financial condition.

- **Dependence on Outsourcing:**   We depend on outsourcing by OEMs, including the outsourcing of complete vehicle assembly to our contract vehicle manufacturing business. The extent of such outsourcing is dependent on a number of factors, including: the cost, quality, and timeliness of outsourced production relative to in-house production by an OEM; the degree of unutilized capacity at an OEM's facilities; and collective bargaining agreements and labour relations between OEMs and labour unions. Currently, many OEMs have excess vehicle assembly capacity. Additionally, since EVs have fewer components than vehicles with internal combustion engines, some OEMs may insource production of certain components or systems to maintain employment levels committed to in collective bargaining agreements and/or in connection with government incentives. A reduction in outsourcing by OEMs, or the loss of any material production or assembly programs combined with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

- **Customer Cooperation and Consolidation:**   Competing OEMs have cooperated and collaborated in different ways to save costs, including through: joint purchasing activities; platform sharing; powertrain sharing; joint R&D; and regional joint ventures. Additionally, the automotive industry has previously experienced OEM consolidation. While OEM cooperation and consolidation may present opportunities, they also present a risk that we could lose future business or experience even greater pricing pressure on certain production programs, either of which could have an adverse effect on our profitability.

- **Consumer Take Rate Shifts:**   Shifts in consumer preferences may impact "take rates" for certain types of products we sell. Examples of such products include: all-wheel drive systems; power liftgates; active aerodynamics systems; ADAS; and complete vehicles with certain option packages or option choices. Where shifts in consumer preferences result in higher "take rates" for products that we do not sell or for products we sell at a lower margin, our profitability may be adversely affected.

- **Customer Purchase Orders:**   Contracts from our customers consist of blanket purchase orders which generally provide for the supply of a customer's annual requirements rather than a specific quantity of products and can be terminated by a customer at any time. We may have various pre-production, tooling, engineering, dedicated program capital, and other costs incurred in advance of production which cannot easily be recovered from our customers if a purchase order is terminated and/or if forecast production volumes fail to materialize within the timeframe contemplated in our business plan. We may also experience production inefficiencies, including as a result of unutilized or underutilized production capacity and/or disruptions to our workforce plans at facilities affected by the cancellation or reduction of production volumes. The failure to secure commercial recoveries from customers to offset such costs and other operating inefficiencies may have a material adverse effect on our profitability.

- **Potential OEM Production-Related Disruptions:**   Any significant OEM production disruptions, including as a result of labour unrest at customer or sub-supplier facilities, would lead to disruptions to our production, which could have a material adverse effect on our sales, and profitability.

SUPPLY CHAIN RISKS

- **Supply Base**:   We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. The financial health of automotive suppliers is impacted by a number of factors, including economic conditions and production volumes. A significant worsening of economic conditions or reduction in production volumes could deteriorate the financial condition of our supply base, which could lead to, among other things: disruptions in the supply of critical components to us or our customers; and/or temporary shutdowns of one of our production lines or the production lines of one of our customers; all of which could have a material adverse effect on our profitability.

- **Supplier Claims**:   Input cost increases, shortfalls in vehicle production volumes, program deferrals or cancellations, and other circumstances could give rise to commercial or legal cost recovery claims against us by our suppliers, which could have an adverse effect on our profitability.

- **Supply Chain Disruptions:**   OEMs and Tier 1 automotive suppliers may experience supply disruptions or constraints on other critical manufacturing inputs, for a number of different reasons, including: government regulation or intervention; geopolitical and/or military conflict; interruption of shipping or other transportation routes; natural catastrophes; labour disruptions; and pandemics. Supply chain disruptions which prevent us from timely supplying products to our customers could result in a range of potential adverse consequences, including: unrecoverable price increases; elevated, unrecoverable costs such as those for premium freight or re-sourcing of supply; penalties, business interruption claims, or other commercial claims by our customers and suppliers; loss of future business; and reputational damage. The impacts of prolonged supply chain disruptions or constraints could have a material adverse effect on our operations and profitability.

- **Regional Energy Supply and Pricing:**   Regional energy supplies have from time to time been disrupted due to geopolitical and military conflict, supply/demand imbalances, government regulation, severe weather events, and challenges related to the transition to renewable energy generation. Unforeseen supply disruptions, demand spikes, prolonged energy disruptions and/or significant energy price increases could have a material adverse effect on our operations and profitability.

MANUFACTURING / OPERATIONAL RISKS

- **Product Launch:**   The launch of production is a complex process, the success of which depends on a wide range of factors, including: the timing and frequency of design changes by our customers relative to the start of production; product maturity and complexity; production readiness of our own, as well as our customers' and suppliers' manufacturing facilities; robustness of manufacturing and validation processes; launch volumes; quality and production readiness of tooling and equipment; sufficiency of skilled employees; and initial product quality. Failure by us to successfully launch a new product or complete vehicle could result in commercial or litigation claims against us which could have a material adverse effect on our profitability. Additionally, a significant product or program launch failure could adversely affect our reputation and/or ability to execute our strategy.

- **Operational Underperformance:**   From time to time, we may have operating divisions which are not performing at expected levels of profitability. The size and complexity of automotive manufacturing operations often makes it difficult to achieve a quick turnaround of underperforming divisions. Significant or prolonged underperformance at any of our operating divisions could have a material adverse effect on our profitability and operations.

- **Restructuring Costs:**   We may sell some product lines and/or downsize, close, or sell some of our operating divisions. By taking such actions, we will incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our profitability.

- **Impairments:**   We have recorded significant impairment charges related to equity interests in joint ventures, goodwill, and long-lived assets in the past and may do so again in the future. The occurrence of any of a number of potential scenarios could result in indicators of impairment, including: the early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract; the technological obsolescence of any of our products or production assets; production volumes that are lower than expected; and the insolvency of a customer. In conducting our impairment analysis, we make forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes. To the extent such forward-looking assumptions are not met, any resulting impairment loss could have a material adverse effect on our profitability.

- **Skilled Labour Attraction/Retention:** Our business is based on successfully attracting, developing, and retaining employees at all levels of the company from "shopfloor" to Executive Management. The markets for highly skilled workers, as well as talented professionals and leaders in our industry are extremely competitive, particularly in the major global automotive and technology centres in which many of our operations are located. The inability to meet our needs for skilled workers and talented professionals and leaders, whether through recruitment or internal training and development activities could impact our ability to profitably conduct business and/or effectively implement our strategy.

- **Leadership Expertise and Succession:** Effective succession planning programs and practices are critical elements of our overall talent management strategy. While we believe that our leadership development and succession programs have been effective in facilitating leadership transitions to date, our ability to profitably conduct business and/or successfully implement our strategy could be impacted by the failure to: identify, train, develop and support high-performing leaders; ensure effective knowledge transfers from transitioning leaders to successors; and/or otherwise promote organizational robustness and resilience through leadership transitions in critical roles.

PRICING RISKS

- **Quote/Pricing Assumptions:** The time between award of new production business and start of production typically ranges between two and four years. Since product pricing is typically determined at the time of award, we are subject to significant pricing risk due to changes in input costs and quote assumptions from the time of award through the start of production. The inability to quote effectively, or the occurrence of a material change in input cost or other quote assumptions between program award and production, could have a material adverse effect on our profitability.

- **Customer Pricing Pressure/Contractual Arrangements:** We face ongoing pricing pressure from OEMs, including through: quoting pre-requirements; long-term supply agreements with mutually agreed price reductions over the life of the agreement; non-contractual annual price concession demands; pressure to absorb costs related to product design, engineering and tooling, and/or amortize such costs through the piece price for the product; pressure to assume incremental warranty costs; and OEM refusal to fully offset inflationary price increases. OEMs possess significant leverage over their suppliers due to their purchasing power and the highly competitive nature of the automotive supply industry. As a result of the broad portfolio of parts we supply to our six largest OEM customers, such customers may be able to exert greater leverage over us as compared to our competitors. We attempt to offset price concessions and costs in a number of ways, including through commercial negotiations with our customers, improved operating efficiencies and cost reduction efforts. Our inability to fully offset price concessions, absorb design, engineering, and tooling costs, and/or fully recover such costs over the life of production, could have a material adverse effect on our profitability. Moreover, while we attempt to negotiate contractual terms with our suppliers that align with the contractual terms between us and our OEM customers, we may not always be successful in doing so. Any such gaps between our customer and supplier contract terms could, in certain circumstances, have an adverse effect on our profitability.

- **Commodity Price Volatility:** Prices for certain key raw materials and commodities used in our parts, including steel, aluminum, resin, and energy can be volatile. In some cases, our risk is mitigated because we purchase steel, aluminum, and to a more limited extent, resin under customer resale programs. Where such commodity purchases are not made under customer resale programs, we seek to offset commodity price increases by: passing such increases to our customers; engineering products with reduced commodity content; implementing hedging strategies; or otherwise. To the extent we are unable to offset commodity price increases, such additional commodity costs could have an adverse effect on our profitability.

- **Scrap Steel/Aluminum Price Volatility:** Some of our manufacturing facilities generate a significant amount of engineered scrap steel and/or aluminum in their manufacturing processes but recover some of the value through the sale of such scrap. Scrap steel and scrap aluminum prices can also be volatile and do not necessarily move in the same direction as steel or aluminum prices. Declines in scrap steel/aluminum prices from time to time could have an adverse effect on our profitability.

WARRANTY / RECALL RISKS

- **Repair/Replacement Costs:** We are responsible for the repair and replacement costs associated with defective products we supply to our customers. Certain of our products, such as transmissions and battery enclosures, typically have a higher unit and labour service cost in the event of replacement. Other products, such as cameras, radars and side door latches, are supplied in multiples of two or four for a single vehicle, which could result in significant cost in the event all need to be replaced. OEMs and/or government regulators can initiate recalls of safety or regulated products, which could place us at risk for the administrative costs of the recall in addition to the repair/replacement costs of defective products, even in situations where we dispute the need for a recall or the responsibility for any alleged defect. The obligation to repair or replace defective products could have a material adverse effect on our operations and profitability. To the extent such obligation arises as a result of a product recall, we may face reputational damage, and the combination of administrative and repair/replacement costs could have a material adverse effect on our profitability.

- **Warranty Provisions:** In certain circumstances, we are at risk for warranty, product liability and recall costs. We are currently experiencing increased customer pressure to assume greater warranty responsibility. Certain customers seek to impose partial responsibility for warranty costs where the underlying root cause of a product or system failure cannot be determined, or where the root cause is disputed, as in the case of a warranty claim disclosed in the Contingencies note of our consolidated financial statements. Warranty provisions for our products are based on our best estimate of the amounts necessary to settle existing or probable claims related to product defects. Warranty claims which exceed warranty provisions could have a material adverse effect on our profitability. In addition, warranty provisions for our powertrain systems, electronics and complete vehicle programs are also established based on our or our customers' warranty experience with the applicable type of product and, in some cases, the terms in the applicable customer agreements. Actual warranty experience which results in costs that exceed our warranty provisions, could have a material adverse effect on our profitability.

- **Product Liability:** We cannot guarantee that the design, engineering, testing, validation, and manufacturing measures we employ to ensure high-quality products will be completely effective, particularly as electronic content and product complexity increases and/or as we enter newer product areas such as e-Drives or ADAS. If our products fail to perform as expected or as required by governmental regulations, and/or to the extent any such failure results in, or is alleged to result in, bodily injury and/or property damage or other losses, our customers or government regulators may initiate a product recall of such products and/or third party product liability claims may be brought against us. The defense of product liability claims, particularly class action claims in North America, may be costly and judgements against us could impair our reputation and have a material adverse effect on our profitability.

IT SECURITY / CYBERSECURITY RISKS

- **IT/Cybersecurity Breach:** Although we have established and continue to enhance security controls intended to protect our IT systems and infrastructure, there is no guarantee that such security measures will be effective in preventing unauthorized physical access or cyber-attacks. A significant breach of our IT systems could: result in theft of funds; cause disruptions in our manufacturing operations; lead to the loss, destruction, or inappropriate use of sensitive data, including employees' personal data; or result in theft of our, our customers' or our suppliers' intellectual property or confidential information. The occurrence of any of the foregoing could adversely affect our operations and/or reputation and could lead to claims against us that could have a material adverse effect on our profitability.

- **Product Cybersecurity:** The risk of vehicle cyber-attacks has risen with the proliferation of technology designed to connect vehicles to external networks. Although vehicle and systems-level cybersecurity controls and protections are typically managed and/or specified by our OEM customers, we cannot provide assurance that such controls and protections will be effective in preventing cyber intrusion through one of our products. Furthermore, an OEM customer may still seek to hold us financially responsible, even where the OEM specified the cybersecurity controls and protections. Any such cyber intrusion could cause reputational damage and lead to claims against us that have an adverse effect on our profitability.

ACQUISITION RISKS

- **Inherent Merger and Acquisition Risks:** Acquisitions are subject to a range of inherent risks, including the assumption of incremental regulatory/compliance, pricing, supply chain, commodities, labour relations, litigation, environmental, pensions, warranty, recall, IT, tax, or other risks. While due diligence on an acquisition target is intended to mitigate such risks, these efforts may not always prove to be sufficient in identifying all risks and liabilities related to the acquisition, including as a result of: limited access to information; time constraints for conducting due diligence; inability to access target company facilities and/or personnel; or other limitations in the due diligence process. Additionally, we may identify risks and liabilities that we are not able to sufficiently mitigate through appropriate contractual indemnities or other protections. The realization of any such risks could have a material adverse effect on our profitability.

- **Acquisition Integration and Synergies:** We may not be able to successfully integrate or achieve anticipated synergies from our acquisitions and/or such acquisitions may be dilutive in the short to medium term. Either of these outcomes could have a material adverse effect on our profitability.

OTHER BUSINESS RISKS

- **Joint Ventures:** We conduct certain of our operations through joint ventures with contractual arrangements under which we share management responsibilities with our joint venture partner(s). Joint venture operations carry a range of risks, including those relating to: failure of our joint venture partner(s) to satisfy contractual obligations; potential conflicts between us and our joint venture partner(s); strategic objectives of joint venture partners that may differ from our own; potential delays in decision-making; a limited ability to implement some or all of our policies, practices and controls, or to control legal and regulatory compliance, within the joint venture(s); and other risks inherent to non-wholly-owned operations. The likelihood of such occurrences and their potential effect on us varies depending on the joint venture arrangement, however, the occurrence of any such risks could have an adverse effect on our operations, profitability, and reputation.

- **Intellectual Property:** We own intellectual property that is important to our business and product portfolio. Our intellectual property is an important factor in protecting our innovation activities and maintaining our competitive advantage. From time to time, our intellectual property rights may be challenged, including through the assertion of intellectual property infringement claims which could result in us: being prevented from producing and selling certain products; having to license the infringed product/technology; and/or incurring monetary damages. The foregoing consequences could have an adverse effect on our sales, profitability, and ability to fully implement our corporate strategy.

- **Risks of Doing Business in Foreign Markets:** Conducting business in markets outside our traditional markets of North America and Europe carries a number of potential risks, including those relating to: political, civil and economic instability and uncertainty; military conflict; corruption risks; high inflation and our ability to recover inflation-related cost increases; trade, customs and tax risks; potential sanctions and export control risk; expropriation risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; competition to attract and retain qualified employees; and other risks associated with conducting business internationally. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, the occurrence of any such risks could have an adverse effect on our operations, profitability, and financial condition.

- **Relative Foreign Exchange Rates:**   Our profitability is affected by movements of our U.S. dollar reporting currency against the Canadian dollar, the euro, the Chinese renminbi, and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro, or Chinese renminbi, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

- **Returns on Capital Investments:**   In recent years, we have invested significant amounts of money in our business through capital expenditures to support new facilities, expansion of existing facilities, purchases of production equipment and acquisitions. Returns achieved on such investments in the past are not necessarily indicative of the returns we may achieve on future investments and our inability to achieve returns on future investments which equal or exceed returns on past investments could have a material adverse effect on our level of profitability.

- **Financial Flexibility:**   The occurrence of an economic shock not contemplated in our business plan, a rapid deterioration of conditions or a prolonged recession could result in the depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

- **Credit Rating Changes:**   There is no assurance that any credit rating currently assigned to us will remain in effect for any period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future. A downgrade in the credit ratings assigned to us or our industry by one or more agencies could increase our cost of borrowing or impact our ability to negotiate loans, which could have an adverse effect on our profitability, financial condition, and the trading price of our Common Shares.

- **Stock Price Fluctuation:**   Trading prices of our Common Shares cannot be predicted and may fluctuate significantly due to a variety of factors, many of which are outside our control.

LEGAL, REGULATORY AND OTHER RISKS

- **Legal and Regulatory Proceedings:**   From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual, and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. Depending on the nature or duration of any potential proceedings or claims, we may incur substantial costs and expenses, be required to devote significant management time and resources to the matters and suffer reputational damage as a result of regulatory proceedings. On an ongoing basis, we attempt to assess the likelihood of any adverse judgements or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our consolidated financial statements and/or our MD&A, we do not believe that any of the proceedings or claims to which we are currently a party will have a material adverse effect on our profitability; however, we cannot provide any assurance to this effect.

- **Changes in Laws:**   A significant change in the current regulatory environment in our principal markets, including: changes in tax laws; the imposition of tariffs and trade barriers; stricter regulatory approaches to CO_2 emissions, software and data privacy, sourcing of electronics components, and access to rare earth minerals; and other laws which impose additional costs on automotive manufacturers or consumers, could have an adverse effect on our profitability.



Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7164

Consolidated Financial Statements

Magna International Inc.

December 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Magna International Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Magna International Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to an account or disclosure that is material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgment. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment – Body Exteriors & Structures and Power & Vision Segments – Refer to Notes 2 and 11 to the financial statements

Critical Audit Matter Description

The Company's evaluation of goodwill for impairment involves the comparison of the fair value of reporting units ("RUs") to their respective carrying amounts. The fair value of the Company's RUs were determined using their estimated discounted future cash flows. As the fair value exceeded the carrying amounts for the identified RUs, no impairment was recorded. For one RU in the Body Exteriors & Structures segment and one RU in the Power & Vision segment ("identified RUs"), the difference between the carrying amounts and fair values, while positive, have a heightened risk of impairment.

While there are several estimates and assumptions that are required to determine the fair value of the identified RUs, the estimates and assumptions with the highest degree of subjectivity are forecasted sales volumes, discount rates and the terminal growth rates. Given the significant judgments made by management in the evaluation of impairment for the identified RUs, auditing the key assumptions required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to forecasted sales volumes, discount rates and terminal growth rates used to determine the fair value of the identified RUs included the following, among others:
- Evaluated the reasonableness of management's forecasted sale volumes through consideration of the following:
  - Historical sales volumes;
  - Analyst and industry reports;
  - Pipeline of contracts in the proposal stage;

- Underlying management analyses detailing growth plans;
- Known changes in the Company's operations, which are expected to impact future operating performance; and
- Internal communications to management and the Board of Directors.
- With the assistance of fair value specialists, evaluated the reasonableness of the discount rates by testing the source information underlying the determination of the discount rates and developing a range of independent estimates and comparing those to the discount rates selected by management.
- With the assistance of fair value specialists, evaluated the reasonableness of the terminal growth rates by developing a range of independent estimates and comparing those to the terminal growth rates selected by management.
- Evaluated the effectiveness of controls over the determination of forecasted sales volumes, discount rates and terminal growth rates.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 26, 2025

We have served as the Company's auditor since 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Magna International Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Magna International Inc. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024 of the Company and our report dated February 26, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 26, 2025

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME

[U.S. dollars in millions, except per share figures]

Years ended December 31,	Note	2024	2023
Sales		**$ 42,836**	$ 42,797
Costs and expenses			
Cost of goods sold		**37,037**	37,185
Selling, general and administrative		**2,061**	2,050
Depreciation		**1,510**	1,436
Amortization of acquired intangible assets		**112**	88
Interest expense, net	16	**211**	156
Equity income		**(101)**	(112)
Other expense, net	4	**464**	388
Income from operations before income taxes		**1,542**	1,606
Income taxes	12	**446**	320
Net income		**1,096**	1,286
Income attributable to non-controlling interests		**(87)**	(73)
Net income attributable to Magna International Inc.		**$ 1,009**	$ 1,213
Earnings per Common Share:	5		
Basic		**$ 3.52**	$ 4.24
Diluted		**$ 3.52**	$ 4.23
Weighted average number of Common Shares outstanding during the year [in millions]:	5		
Basic		**286.8**	286.2
Diluted		**286.9**	286.6

See accompanying notes

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[U.S. dollars in millions]

Years ended December 31,	Note	2024	2023
Net income		$ 1,096	$ 1,286
Other comprehensive income (loss), net of tax:	21		
Net unrealized (loss) gain on translation of net investment in foreign operations		(555)	166
Net unrealized (loss) gain on cash flow hedges		(102)	94
Reclassification of net gain on cash flow hedges to net income		(54)	(56)
Reclassification of net loss on pensions to net income		1	1
Pension and post-retirement benefits		1	(5)
Other comprehensive (loss) income		(709)	200
Comprehensive income		387	1,486
Comprehensive income attributable to non-controlling interests		(71)	(56)
Comprehensive income attributable to Magna International Inc.		$ 316	$ 1,430

See accompanying notes

MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS

[U.S. dollars in millions, except shares issued]

As at December 31,	Note	2024	2023
ASSETS			
Current assets			
Cash and cash equivalents	6	$ 1,247	$ 1,198
Accounts receivable		7,376	7,881
Inventories	8	4,151	4,606
Prepaid expenses and other		344	352
		13,118	14,037
Investments	9	1,045	1,273
Fixed assets, net	10	9,584	9,618
Operating lease right-of-use assets	17	1,941	1,744
Intangible assets, net	13	738	876
Goodwill	11	2,674	2,767
Other assets	14, 18	1,120	1,319
Deferred tax assets	12	819	621
		$ 31,039	$ 32,255
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Short-term borrowing		$ 271	$ 511
Accounts payable		7,194	7,842
Other accrued liabilities	15	2,572	2,626
Accrued salaries and wages		867	912
Income taxes payable		192	125
Long-term debt due within one year	16	708	819
Current portion of operating lease liabilities	17	293	399
		12,097	13,234
Long-term debt	16	4,134	4,175
Operating lease liabilities	17	1,662	1,319
Long-term employee benefit liabilities	18	533	591
Other long-term liabilities	19	396	475
Deferred tax liabilities	12	277	184
		19,099	19,978
Shareholders' equity			
Common Shares [issued: 2024 — 282,875,928; 2023 — 286,552,908]	20	3,359	3,354
Contributed surplus		149	125
Retained earnings		9,598	9,303
Accumulated other comprehensive loss	21	(1,584)	(898)
		11,522	11,884
Non-controlling interests		418	393
		11,940	12,277
		$ 31,039	$ 32,255

Commitments and contingencies [notes 16, 17, 22 and 23]

See accompanying notes

On behalf of the Board:

/s/ **"Mary Lou Maher"**   /s/ **"Robert F. MacLellan"**

Director   Chairman of the Board

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

[U.S. dollars in millions]

Years ended December 31,	Note	2024	2023
OPERATING ACTIVITIES			
Net income		**$ 1,096**	$ 1,286
Items not involving current cash flows	6	**1,857**	1,642
		2,953	2,928
Changes in operating assets and liabilities	6	**681**	221
Cash provided from operating activities		**3,634**	3,149
INVESTMENT ACTIVITIES			
Fixed asset additions		**(2,178)**	(2,500)
Increase in investments, other assets and intangible assets		**(617)**	(562)
Acquisitions	7	**(86)**	(1,504)
Increase in public and private equity investments		**(12)**	(11)
Net cash inflow (outflow) from disposal of facilities	4	**82**	(48)
Proceeds from dispositions		**219**	122
Cash used for investing activities		**(2,592)**	(4,503)
FINANCING ACTIVITIES			
Issues of debt	16	**778**	2,083
Issue of Common Shares on exercise of stock options		**30**	20
Contributions to subsidiaries by non-controlling interests		**—**	11
Tax withholdings on vesting of equity awards		**(8)**	(11)
Dividends paid to non-controlling interests		**(46)**	(74)
(Decrease) increase in short-term borrowings		**(182)**	487
Repurchase of Common Shares	20	**(207)**	(13)
Dividends		**(539)**	(522)
Repayments of debt	16	**(815)**	(644)
Cash (used for) provided from financing activities		**(989)**	1,337
Effect of exchange rate changes on cash and cash equivalents		**(4)**	(19)
Net increase (decrease) in cash and cash equivalents during the year		**49**	(36)
Cash and cash equivalents, beginning of year		**1,198**	1,234
Cash and cash equivalents, end of year	6	**$ 1,247**	$ 1,198

See accompanying notes

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[U.S. dollars in millions, except number of common shares]	Common Shares		Contributed Surplus	Retained Earnings	AOCL[i]	Non-controlling Interests	Total Equity
	Number	Stated Value					
	[in millions]						
Balance, December 31, 2022	**285.9**	**$ 3,299**	**$ 111**	**$ 8,639**	**$ (1,114)**	**$ 400**	**$ 11,335**
Net income				1,213		73	1,286
Other comprehensive income					217	(17)	200
Contribution by non-controlling interests						11	11
Shares issued on exercise of stock options	0.5	25	(5)				20
Release of stock and stock units	0.4	26	(26)				—
Tax withholdings on vesting of equity awards	(0.2)	(2)		(9)			(11)
Repurchase and cancellation under normal course issuer bids *[note 20]*	(0.2)	(2)		(10)	(1)		(13)
Stock-based compensation expense			45				45
Dividends paid to non-controlling interests						(74)	(74)
Dividends paid [$1.84 per share]	0.2	8		(530)			(522)
Balance, December 31, 2023	**286.6**	**$ 3,354**	**$ 125**	**$ 9,303**	**$ (898)**	**$ 393**	**$ 12,277**
Net income				1,009		87	1,096
Other comprehensive loss					(693)	(16)	(709)
Shares issued on exercise of stock options	0.7	36	(6)				30
Release of stock and stock units	0.3	19	(19)				—
Tax withholdings on vesting of equity awards	(0.2)	(2)		(6)			(8)
Repurchase and cancellation under normal course issuer bids *[note 20]*	(4.7)	(55)		(162)	7		(210)
Stock-based compensation expense			49				49
Dividends paid to non-controlling interests						(46)	(46)
Dividends paid [$1.90 per share]	0.2	7		(546)			(539)
Balance, December 31, 2024	**282.9**	**$ 3,359**	**$ 149**	**$ 9,598**	**$ (1,584)**	**$ 418**	**$ 11,940**

[i] AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Magna International Inc. [collectively "Magna" or the "Company"] is a mobility technology company and a global supplier in the automotive space. The Company's systems approach to design, engineering and manufacturing touches nearly every aspect of the vehicle. Magna has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems.

The consolidated financial statements have been prepared in U.S. dollars in accordance with accounting principles generally accepted in the United States of America ["GAAP"].

Principles of consolidation

The consolidated financial statements include the accounts of Magna and its subsidiaries in which Magna has a controlling financial interest and is the primary beneficiary. The Company presents non-controlling interests as a separate component within Shareholders' equity in the Consolidated Balance Sheets. All intercompany balances and transactions have been eliminated.

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Foreign currency translation

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.

Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at year end, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net investment in these operations are included in comprehensive income and are deferred in accumulated other comprehensive loss. Foreign exchange gains or losses on debt that was designated as a hedge of the Company's net investment in these foreign operations are also recorded in accumulated other comprehensive loss.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are reflected in net income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies and on intercompany balances which are designated as long-term investments. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company's future committed foreign currency based outflows and inflows. Most of the Company's foreign exchange contracts are subject to master netting arrangements that provide for the net settlement of contracts, by counterparty, in the event of default or termination. All derivative instruments, including foreign exchange contracts, are recorded on the consolidated balance sheet at fair value. The fair values of derivatives are recorded on a gross basis in prepaid expenses and other, other assets, other accrued liabilities or other long-term liabilities. To the extent that derivative instruments are designated and qualify as cash flow hedges, the changes in their fair values are recorded in other comprehensive income. Changes in the fair value of derivative instruments that do not qualify for hedge accounting are recognized immediately in net income based on the nature of the underlying transaction. Amounts accumulated in other comprehensive loss or income are reclassified to net income in the period in which the hedged item affects net income.

If the Company's foreign exchange forward contracts cease to be effective as hedges, for example if projected foreign cash inflows or outflows declined significantly, gains or losses would be recognized in net income at the time this condition was identified.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

Inventories

Production inventories and tooling inventories manufactured in-house are valued at the lower of cost determined substantially on a first-in, first-out basis, or net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

Investments

The Company accounts for investments in companies over which it has the ability to exercise significant influence, but does not hold a controlling financial interest, under the equity method ["Equity method investments"]. The Company monitors its Equity method investments for indicators of other-than-temporary declines in value on an ongoing basis. If the Company determines that an other-than-temporary decline in value has occurred, it recognizes an impairment loss, which is measured as the difference between the book value and the fair value of the investment. Fair value is generally determined using an income approach based on discounted cash flows. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, "Fair Value Measurement" and primarily consist of expected investee revenue and costs, estimated production volumes and discount rates.

The Company also has investments in private and publicly traded companies over which it does not have the ability to exercise significant influence. The Company has elected to use the measurement alternative, defined as cost, less impairments, adjusted by observable price changes to measure the private equity investments. The Company values its investments in publicly traded equity securities using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded.

Private equity investments are subject to impairment reviews which considers both qualitative and quantitative factors that may have a significant impact on the investee's fair value. Upon determining that an impairment may exist, the security's fair value is calculated using the best information available, which may include cash flow projections or other available market data, and is compared to its carrying value. An impairment is recognized immediately if the carrying value exceeds the fair value.

Long-lived assets

Fixed assets are recorded at historical cost. Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2½% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 33% for special purpose equipment.

Finite-lived intangible assets, which have arisen principally through acquisitions, include customer relationship intangibles, and patents and technology. Amortization of these finite-lived intangible assets is included within Amortization of acquired intangible assets. Amortization of other finite-lived intangible assets, including computer software and other licenses, is included within Depreciation. Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives which range from 4 to 15 years.

The Company assesses fixed and finite-lived intangible assets for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of fixed and finite-lived intangible assets is generally determined using estimated discounted future cash flows.

Business combinations

The Company accounts for transactions in which it obtains control of a business in accordance with the acquisition method. The purchase price of an acquired business is allocated to its identifiable assets and liabilities based on estimated fair values at the date of the acquisition, and any excess is recorded as goodwill. During the measurement period, which may be up to one year following the acquisition date, the Company may record adjustments to assets acquired and liabilities assumed. Acquisition related costs incurred as a result of the business combination are expensed as incurred.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed less any subsequent write-downs for impairment. Goodwill is reviewed for impairment in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. The Company elects to directly assess goodwill impairment based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, an impairment is recognized based on that difference. The fair value of a reporting unit is determined using its estimated discounted future cash flows.

Tooling and Pre-Production Engineering Costs Related to Long-Term Supply Agreements

The Company incurs pre-production engineering and tooling costs related to the products produced for its customers under long-term supply agreements. Customer reimbursements for tooling and pre-production engineering activities that are part of a long-term supply arrangement are accounted for as a reduction of cost. Pre-production costs related to long-term supply arrangements with a contractual guarantee for reimbursement and capitalized tooling are included in Other assets.

The Company expenses all pre-production engineering costs for which reimbursement is not contractually guaranteed by the customer. All tooling costs related to customer-owned tools for which reimbursement is not contractually guaranteed by the customer or for which the Company does not have a non-cancelable right to use the tooling are also expensed.

Warranty

The Company has assurance warranties and records product warranty liabilities based on its individual customer agreements. Under most customer agreements, the Company only accounts for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. However, for certain products, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company's warranty experience. Product liability and recall provisions are established based on the Company's best estimate of the amounts necessary to settle existing claims which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer's administrative costs relating to the recall. Judgement is also required as to the ultimate negotiated sharing of the cost between the Company, the customer and, in some cases, a supplier to the Company.

When a decision to recall a product has been made or is probable, the Company's portion of the estimated cost of the recall is recorded as a charge to net income in that period. The Company monitors warranty activity on an ongoing basis and adjusts reserve balances when it is probable that future warranty costs will be different than those previously estimated.

Income taxes

The Company uses the liability method of tax allocation to account for income taxes. Under the liability method of tax allocation, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company assesses whether valuation allowances should be established or maintained against its deferred tax assets based on consideration of all available evidence using a "more-likely-than-not" standard. The factors the Company uses to assess the likelihood of realization are its history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets.

No deferred tax liability is recorded for taxes on undistributed earnings and translation adjustments of foreign subsidiaries if these items are considered to be reinvested for the foreseeable future, until it becomes apparent that such earnings will be distributed in the foreseeable future and the Company will incur further tax on remittance.

Recognition of uncertain tax positions is dependent on whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

Leases

The Company determines if an arrangement is a lease or contains a lease at inception. Leases with an initial term of 12 months or less are considered short-term and are not recorded on the balance sheet. The Company recognizes operating lease expense for these leases on a straight-line basis over the lease term.

Operating lease right-of-use ["ROU"] assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the rate implicit in the lease is not readily determinable for the Company's operating leases, an incremental borrowing rate is generally used to determine the present value of future lease payments. The incremental borrowing rate for each lease is based on the Company's estimated borrowing rate over a similar term to that of the lease payments, adjusted for various factors including collateralization, location and currency.

The Company's leases for manufacturing facilities are often subject to variable lease-related payments, such as escalation clauses based on consumer price index rates or other similar indices. Variable payments that are based on an index or a rate are included in the recognition of the Company's ROU assets and lease liabilities using the index or rate at lease commencement. Subsequent changes to these lease payments due to rate or index updates are recorded as lease expense in the period incurred.

The Company's lease agreements generally exclude non-lease components, and do not contain any material residual value guarantees or material restrictive covenants.

Employee future benefit plans

The cost of providing benefits through defined benefit pensions, lump sum termination and long-term service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, with respect to medical benefits, expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses that are greater than 10% of the greater of: [i] the accrued benefit obligation at the beginning of the year; and [ii] the fair value [or market related value] of plan assets at the beginning of the year, are recognized in income over the expected average remaining service life of employees. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income when contributions become payable.

The funded status of the plans is measured as the difference between the fair value of the plan assets and the projected benefit obligation ["PBO"]. The aggregate of all overfunded plans is recorded in other assets, and the aggregate of all underfunded plans is recorded in long-term employee benefit liabilities. The portion of the amount by which the actuarial present value of benefits included in the PBO exceeds the fair value of plan assets, payable in the next twelve months, is reflected in other accrued liabilities.

Revenue recognition

The Company enters into contracts with its customers to provide production parts or assembled vehicles. Contracts do not commit the customer to a specified quantity of products; however, the Company is generally required to fulfill its customers' purchasing requirements for the production life of the vehicle. Contracts do not typically become a performance obligation until the Company receives a purchase order and a customer release for a specific number of parts or assembled vehicles at a specified price. While long-term supply agreements generally range from five to seven years, with some shorter or longer term agreements, contracts may be terminated by customers at any time. Historically, terminations have not been significant.

Contracts may also provide for annual price reductions over the production life of the vehicle, and prices are adjusted on an ongoing basis to reflect changes in product content/cost and other commercial factors.

Revenue is recognized at the point in time when control of the parts produced or assembled vehicles are transferred to the customer according to the terms of the contract. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to in exchange for those products based on purchase orders and ongoing price adjustments [some of which is accounted for as variable consideration]. The Company uses the expected value method, taking into account historical data and the status of current negotiations, to estimate the amount to which it expects to be entitled. Significant changes to the Company's estimates of variable consideration are not expected.

The Company's complete vehicle assembly contracts with customers are complex and often include promises to transfer multiple products and services, some of which may be implicitly contracted. For these arrangements, each good or service is evaluated to determine whether it represents a distinct performance obligation, and whether it should be characterized as revenue or reimbursement of costs incurred. The total transaction price is then allocated to the distinct performance obligations based on the expected cost plus a margin approach and amounts related to revenue are recognized as discussed above.

The terms of the Company's complete vehicle assembly contracts with customers differ with respect to the ownership of components related to the assembly process. Under contracts where the Company acts as principal, purchased components in assembled vehicles are included in our inventory, accounts payable and cost of sales. These costs are reflected in the revenue recognized from the sale of the final assembled vehicle to the customer and are included in accounts receivable. Where a contract provides that the primary components are held on consignment by the Company, the revenue recognized principally reflects the assembly fee.

The Company also performs tooling and engineering activities for its customers that are not part of a long-term production arrangement. Tooling and engineering revenue is recognized at a point in time or over time depending, among other considerations, on whether the Company has an enforceable right to payment plus a reasonable profit, for performance completed to date. Over-time recognition utilizes costs incurred to date relative to total estimated costs at completion, to measure progress toward satisfying performance obligations. Revenue is recognized as control is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services. For the year ended December 31, 2024, total tooling and engineering sales were $1.1 billion [2023 – $785 million].

The Company's customers pay for products received in accordance with payment terms that are customary in the industry, primarily 30 to 90 days. The Company's contracts with its customers do not have significant financing components.

Taxes assessed by a governmental authority that are both imposed on, and concurrent with, a specific revenue-producing transaction that are collected by the Company from a customer are excluded from revenue.

Contract Assets and Liabilities

The Company's contract assets relate to the right to consideration for work completed but not yet billed and are included in Accounts Receivable. Amounts may not exceed their net realizable value. As at December 31, 2024, the Company's unbilled accounts receivable balance was $913 million [2023 – $765 million]. Contract assets do not include the costs of obtaining or fulfilling a contract with a customer, as these amounts are generally expensed as incurred.

Customer advances are recorded as deferred revenue [a contract liability]. As at December 31, 2024 the contract liability balance was $301 million [2023 – $570 million]. As performance obligations were satisfied during 2024, the Company recognized $228 million [2023 – $87 million] of previously recorded contract liabilities into revenue.

Government assistance

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions that the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants relating to current operating expenditures may be deferred and recognized in the consolidated statement of income over the period necessary to match them with the costs that they are intended to compensate and are presented as a reduction of the related expense. The Company also receives tax credits and tax super deductions, the benefits of which are recorded as a reduction of income tax expense. In addition, the Company receives loans which are recorded as liabilities in amounts equal to the cash received. When a government loan is issued to the Company at a below-market rate of interest, the loan is initially recorded at its net present value and accreted to its face value over the period of the loan. The benefit of the below-market rate of interest is accounted for similar to a government grant and is measured as the difference between the initial carrying value of the loan and the cash proceeds received.

Research and development

Costs incurred in connection with research and development activities, to the extent not recoverable from the Company's customers, are expensed as incurred. For the years ended December 31, 2024 and 2023, research and development costs charged to expense, net of reimbursements, were $874 million and $862 million, respectively.

Restructuring

Restructuring costs generally include employee termination benefits, as well as other costs resulting from restructuring actions. These actions may result in employees receiving voluntary or involuntary termination benefits, which are mainly pursuant to union or other contractual agreements or statutory requirements. Voluntary termination benefits are accrued when an employee accepts the related offer. Involuntary termination benefits are accrued upon the commitment to a termination plan and when liabilities are determined to be probable and estimable. Additional elements of severance and termination benefits associated with nonrecurring benefits may be recognized rateably over each employee's required future service period. All other restructuring costs are expensed as incurred.

Earnings per Common Share

Basic earnings per Common Share are calculated on net income attributable to Magna International Inc. using the weighted average number of Common Shares outstanding during the year.

Diluted earnings per Common Share are calculated on the weighted average number of Common Shares outstanding, including an adjustment for stock options outstanding using the treasury stock method.

3. ACCOUNTING STANDARDS

ACCOUNTING CHANGES

Segment Reporting

In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures", which expands disclosure requirements, including enhanced disclosures of significant segment expenses. The Company adopted the amendments of this ASU retrospectively. Refer to Note 24 for further information.

Supplier Financing Programs

The Company adopted ASU No. 2022-04 "Liabilities – Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations" on January 1, 2023, and subsequently adopted the annual roll-forward disclosure requirement retrospectively. Refer to Note 22 [d].

FUTURE ACCOUNTING STANDARDS

Income Tax Disclosures

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures", which expands existing guidance to require companies to disclose, among other items, specific categories in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. The amendments are effective for the Company's December 31, 2025 annual reporting period. The Company is evaluating the impact of this amendment on the related financial statement disclosures.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU No. 2024-03, "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of income statement expenses", which requires detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, and amortization) in commonly presented expense captions (such as cost of sales and SG&A). The ASU is effective for fiscal years beginning after December 15, 2026 and for interim periods beginning after December 15, 2027. The ASU may be applied on either a prospective or retrospective basis. The Company is evaluating the impact of this amendment on the related financial statement disclosures.

4. OTHER EXPENSE, NET

Other expense, net consists of significant items such as: impairment charges; restructuring costs generally related to significant plant closures or consolidations; net losses (gains) on investments; gains or losses on disposal of facilities or businesses; and other items not reflective of ongoing operating profit or loss. For the years ended December 31, 2024 and 2023, Other expense, net consists of:

	2024	2023
Impacts related to Fisker Inc. ["Fisker"][a]	$ 198	$ 110
Restructuring activities[b]	187	148
Long-lived asset impairments[c]	79	—
Investments[d]	9	91
Gain on business combination[e]	(9)	—
Veoneer Active Safety Business transaction costs[f]	—	23
Operations in Russia[g]	—	16
Other expense, net	$ 464	$ 388

[a] Impacts related to Fisker

	2024	2023
Impairment and supplier related settlements	$ 330	$ —
Fisker warrants	33	110
Recognition of deferred revenue	(196)	—
Restructuring	31	—
	$ 198	$ 110

During 2024, Fisker filed for Chapter 11 bankruptcy protection in the United States and for similar protection in Austria. As a result during 2024, the Company recorded impairment charges on its Fisker related assets, as well as charges for supplier settlements and restructurings. In the course of such bankruptcy proceedings, during the third quarter of 2024, the Company's manufacturing agreement for the Fisker Ocean SUV was terminated and as a result, the Company recognized $196 million of previously deferred revenue related to its Fisker warrants.

Impairment and supplier related settlements

During 2024, the Company recorded a $279 million [$219 million after tax] impairment charge on its Fisker related assets including production receivables, inventory, fixed assets and other capitalized expenditures. The Company recorded an additional $51 million [$38 million after tax] of charges in connection with supplier settlements. For 2024, charges related to impairments, purchase obligations and supplier settlements totaled $330 million [$257 million after tax].

The following table summarizes the net asset impairments and supplier settlements for the year ended December 31, 2024, by segment:

	Body Exteriors & Structures	Power & Vision	Seating Systems	Complete Vehicles	Total
Accounts receivable	$ 3	$ 4	$ 2	$ 14	$ 23
Inventories	5	52	8	2	67
Other assets, net	—	54	—	90	144
Fixed assets, net	1	49	5	3	58
Other accrued liabilities	(5)	—	—	(10)	(15)
Operating lease right-of-use assets	1	—	1	—	2
	5	159	16	99	279
Supplier settlements	4	41	6	—	51
	$ 9	$ 200	$ 22	$ 99	$ 330

Fisker warrants

In 2020, Fisker issued 19.5 million penny warrants to the Company to purchase common stock in connection with its agreements with Fisker for platform sharing, engineering and manufacturing of the Fisker Ocean SUV. These warrants vested during 2021 and 2022 based on specified milestones and were marked to market each quarter.

During 2024, Magna recorded a $33 million [$25 million after tax] impairment charge on these warrants, reducing the value of the warrants to nil. During 2023, the Company had revaluation losses of $110 million [$83 million after tax] on these warrants.

Recognition of deferred revenue

When the warrants were issued and the vesting provisions realized, the Company recorded offsetting amounts to deferred revenue within other accrued liabilities and other long-term liabilities and a portion of this deferred revenue was previously recognized in income as performance obligations were satisfied. During the third quarter of 2024, the agreement for manufacturing of the Fisker Ocean SUV was terminated, and the Company recognized the remaining $196 million of deferred revenue into income.

Restructuring

During 2024, the Company recorded restructuring charges of $31 million [$24 million after tax] in its Complete Vehicles segment in connection with its Fisker related assembly operations.

[b] Restructuring activities

The Company recorded restructuring charges related to significant plant closures and consolidations primarily in Europe and to a lesser extent in North America.

	2024	2023
Power & Vision	$ 104	$ 117
Complete Vehicles	55	—
Body Exteriors & Structures	28	31
Other expense, net	187	148
Tax effect	(28)	(24)
Net loss attributable to Magna	$ 159	$ 124

[c] Long-lived asset impairments

During 2024, the Company recorded impairment charges of $79 million [$79 million after tax] on fixed assets, right of use assets and intangible assets at two European lighting facilities in its Power & Vision segment.

[d] Investments

	2024	2023
Non-cash impairment charge[i]	$ 13	$ 90
Revaluation of public and private equity investments	13	1
Revaluation of public company warrants[ii]	(17)	—
Other expense, net	9	91
Tax effect	3	(1)
Net loss attributable to Magna	$ 12	$ 90

[i] The non-cash impairment charge relates to the impairment of a private equity investment.

[ii] The revaluation of Fisker warrants previously presented within Revaluation of public company warrants has been reclassified to Impacts related to Fisker.

[e] Gain on business combination

During 2024, the Company acquired a business in the Body Exteriors & Structures segment for $5 million, which resulted in a bargain purchase gain of $9 million [$9 million after tax].

[f] Veoneer Active Safety Business transaction costs

During 2023, the Company incurred $23 million [$22 million after tax] of transaction costs related to the acquisition of the Veoneer Active Safety Business ["Veoneer AS"].

[g] Operations in Russia

During 2023, the Company completed the sale of all of its investments in Russia which resulted in a loss of $16 million [$16 million after tax] including a net cash outflow of $23 million.

5. EARNINGS PER SHARE

Earnings per share are computed as follows:

	2024	2023
Basic earnings per Common Share:		
Net income attributable to Magna International Inc.	$ 1,009	$ 1,213
Weighted average number of Common Shares outstanding during the year	286.8	286.2
Basic earnings per Common Share	$ 3.52	$ 4.24
Diluted earnings per Common Share [a]:		
Net income attributable to Magna International Inc.	$ 1,009	$ 1,213
Weighted average number of Common Shares outstanding during the year	286.8	286.2
Stock options and restricted stock	0.1	0.4
	286.9	286.6
Diluted earnings per Common Share	$ 3.52	$ 4.23

[a] Diluted earnings per Common Share exclude 5.2 million [2023 – 2.8 million] Common Shares issuable under the Company's Incentive Stock Option Plan because these options were not "in-the-money". The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

6. DETAILS OF CASH FROM OPERATING ACTIVITIES

[a] Cash and cash equivalents consist of:

	2024	2023
Bank term deposits and bankers' acceptances	$ 497	$ 502
Cash	750	696
	$ 1,247	$ 1,198

[b] Items not involving current cash flows:

	2024	2023
Depreciation	$ 1,510	$ 1,436
Amortization of acquired intangible assets	112	88
Amortization of other assets and intangible assets included in cost of goods sold	306	224
Deferred revenue amortization	(294)	(159)
Other non-cash charges	10	41
Deferred tax recovery	(110)	(261)
Dividends received in excess of equity income	78	37
Non-cash portion of Other expense, net *[note 4]*	245	236
	$ 1,857	$ 1,642

[c] Changes in operating assets and liabilities:

	2024	2023
Accounts receivable	$ 454	$ (819)
Inventories	153	(196)
Prepaid expenses and other	(35)	15
Accounts payable	(357)	609
Accrued salaries and wages	1	(23)
Other accrued liabilities	369	636
Income taxes payable (receivable)	96	(1)
	$ 681	$ 221

7. BUSINESS COMBINATIONS

[a] HE System Electronic Acquisition

On May 31, 2024, the Company acquired 100% of the common shares and voting interests of HE System Electronic ["HES"]. HES develops and produces micro-electronic assemblies and electronic systems. The acquisition was accounted for as a business combination and is recorded in the Company's Power & Vision segment. Total consideration was $51 million [net of $1 million cash acquired], and was recognized as non-cash working capital of $6 million and long-lived assets of $45 million.

[b] Veoneer Acquisition

On June 1, 2023, the Company completed the acquisition of 100% of the common shares and voting interests of the entities holding Veoneer AS for $1,438 million [net of $111 million cash acquired]. The final allocation of the consideration to the assets acquired and liabilities assumed was completed during the second quarter of 2024, and was consistent with the preliminary purchase price allocation.

8. INVENTORIES

Inventories consist of:

	2024	2023
Raw materials and supplies	$ 1,672	$ 1,861
Work-in-process	446	450
Finished goods	664	569
Tooling and engineering	1,369	1,726
	$ 4,151	$ 4,606

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

9. INVESTMENTS

	2024	2023
Equity method investments[a]	$ 794	$ 987
Public and private equity investments[b]	206	230
Warrants	14	34
Debt investments	31	22
	$ 1,045	$ 1,273

[a] The ownership percentages and carrying values of the Company's principal equity method investments at December 31 were as follows [in millions, except percentages]:

		2024	2023
LG Magna e-Powertrain Co., Ltd.[i]	49.0%	$ 298	$ 405
Litens Automotive Partnership[ii]	76.7%	$ 262	$ 332
Hubei HAPM Magna Seating Systems Co., Ltd.	49.9%	$ 140	$ 129
BAIC BluePark Magna Automobile Co., Ltd.	49.0%	$ 99	$ 95

[i] LG Magna e-Powertrain ["LGM"] is a variable interest entity ["VIE"] and depends on the Company and LG Electronics for any additional cash needs. The Company cannot make key operating decisions considered the most significant to the VIE, and is therefore not the primary beneficiary. The Company's known maximum exposure to loss approximated the carrying value of its investment balance as at December 31, 2024.

[ii] The Company accounts for its investments under the equity method of accounting as a result of significant participating rights that prevent control.

[b] Cumulative unrealized gains and losses on equity securities held as at December 31, 2024 were $29 million and $18 million [$28 million and $323 million as at December 31, 2023], respectively.

A summary of the total financial results, as reported by the Company's equity method investees, in the aggregate, at December 31 was as follows:

Summarized Balance Sheets

	2024	2023
Current assets	$ 2,543	$ 2,516
Non-current assets	$ 1,561	$ 1,884
Current liabilities	$ 1,870	$ 1,702
Long-term liabilities	$ 682	$ 876

Summarized Income Statements

	2024	2023
Sales	$ 5,300	$ 5,008
Cost of goods sold & expenses	5,184	4,863
Net income	$ 116	$ 145

Sales to equity method investees were approximately $155 million and $83 million for the years ended December 31, 2024 and 2023, respectively.

10. FIXED ASSETS

Fixed assets consist of:

	2024	2023
Cost		
Land	$ 177	$ 188
Buildings	3,119	3,014
Machinery and equipment	19,356	19,226
	22,652	22,428
Accumulated depreciation		
Buildings	(1,470)	(1,394)
Machinery and equipment	(11,598)	(11,416)
	$ 9,584	$ 9,618

Included in the cost of fixed assets are construction in progress expenditures of $2.8 billion [2023 – $2.6 billion] that have not been depreciated.

11. GOODWILL

The following is a continuity of goodwill by segment:

	Body Exteriors & Structures	Power & Vision	Seating Systems	Complete Vehicles	Corporate	Total
Balance, December 31, 2022	448	1,198	260	105	20	2,031
Acquisitions [note 7b]	—	670	—	—	—	670
Foreign exchange and other	4	60	(2)	4	—	66
Balance, December 31, 2023	452	1,928	258	109	20	2,767
Acquisitions [note 7a]	—	34	—	—	—	34
Foreign exchange and other	(17)	(94)	(8)	(7)	(1)	(127)
Balance, December 31, 2024	$ 435	$ 1,868	$ 250	$ 102	$ 19	$ 2,674

The Company assessed goodwill impairment based on a comparison of each reporting unit's fair value to the underlying carrying amount of net assets, including goodwill. Fair value of a reporting unit is determined using estimated discounted future cash flows, which involves significant estimates including forecasted production volumes and sales, discount rates, and terminal growth rates.

The Company reviewed goodwill for impairment as at December 31, 2024 and identified two reporting units with a heightened risk of impairment. Differing assumptions could affect fair value estimates, or future performance against such assumptions could result in a reduction in estimated fair value and a potential future impairment loss.

A reporting unit within Body Exteriors & Structures has goodwill of $202 million and estimated fair value exceeds the carrying amount by approximately 1%. However, changes to the following assumptions would impact the reporting unit's estimated fair value as follows:

- Increasing the discount rate by 50 basis points results in the fair value to be below the carrying amount by approximately 5%, or $300 million;
- Decreasing the terminal growth rate by 50 basis points results in the fair value to be below carrying amount by approximately 3%, or $170 million; or
- Decreasing planned production volumes would impact forecasted sales and could lead to a reduction in the reporting unit's estimated fair value below its carrying amount.

A reporting unit within Power & Vision has goodwill of $688 million and estimated fair value exceeds the carrying amount by approximately 4%. However, changes to the following assumptions would impact the reporting unit's estimated fair value as follows:

- Increasing the discount rate by 50 basis points results in the fair value to be below the carrying amount by approximately 6%, or $120 million;
- Decreasing the terminal growth rate by 50 basis points results in the fair value to be below the carrying amount by approximately 1%, or $40 million; or
- Decreasing forecasted sales due to increased competition, lower planned production volumes, or lower take-rates for ADAS systems could lead to a reduction in the reporting unit's estimated fair value below its carrying amount.

The Company believes the assumptions used to estimate fair value are reasonable and appropriate, however the future financial performance of a reporting unit is dependent on the Company's ability to realize its business plan, which is affected by future market and economic conditions. In addition, future changes in management's assumptions and/or estimates could lead to different fair value estimates and potentially result in impairment charges.

12. INCOME TAXES

[a] The provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

	2024	2023
Canadian statutory income tax rate	26.5%	26.5%
Tax on repatriation of foreign earnings	4.1	3.6
Valuation allowance on deferred tax assets	3.1	(3.0)
Net effect of losses not benefited	2.8	1.2
Foreign exchange re-measurement	1.7	(1.7)
Reserve for uncertain tax positions	(0.4)	0.6
Non-taxable capital (gains) losses	(1.1)	1.2
Earnings of equity accounted investees	(1.3)	(1.4)
Deductible inflationary adjustments	(1.8)	(1.7)
Foreign rate differentials	(2.3)	(3.2)
Research and development tax credits	(4.5)	(4.1)
Others	2.1	1.9
Effective income tax rate	28.9%	19.9%

[b] The details of income (loss) before income taxes by jurisdiction are as follows:

	2024	2023
Canadian	$ 56	$ (184)
Foreign	1,486	1,790
	$ 1,542	$ 1,606

[c] The details of the income tax provision are as follows:

	2024	2023
Current		
Canadian	$ 46	$ 24
Foreign	510	557
	556	581
Deferred		
Canadian	(12)	(26)
Foreign	(98)	(235)
	(110)	(261)
	$ 446	$ 320

[d] Deferred income taxes have been provided on temporary differences, which consist of the following:

	2024	2023
Unrealized remeasurement of investments	$ 63	$ (26)
Change in valuation allowance on deferred tax assets	47	(47)
Tax on undistributed foreign earnings	19	4
Tax depreciation in excess of book depreciation	29	33
Net tax losses benefit	(67)	(25)
Net increase in non-deductible liabilities	(96)	(63)
Book amortization in excess of tax amortization	(112)	(112)
Others	7	(25)
	$ (110)	$ (261)

[e] Deferred tax assets and liabilities consist of the following temporary differences:

	2024	2023
Assets		
Tax benefit of loss carryforwards	$ 1,187	$ 892
Liabilities currently not deductible for tax	451	400
Operating lease liabilities	449	399
Other assets tax value in excess of book value	263	150
Unrealized losses on foreign exchange hedges and retirement liabilities	100	44
Tax credit carryforwards	89	90
Unrealized losses on remeasurement of investments	12	79
Others	9	29
	2,560	2,083
Valuation allowance against tax benefit of loss carryforwards	(841)	(597)
Other valuation allowance	(241)	(221)
	$ 1,478	$ 1,265
Liabilities		
Operating lease right-of-use assets	446	403
Tax depreciation in excess of book depreciation	294	232
Tax on undistributed foreign earnings	188	171
Unrealized gain on foreign exchange hedges and retirement liabilities	8	22
	936	828
Net deferred tax assets	$ 542	$ 437

The net deferred tax assets are presented on the consolidated balance sheet in the following categories:

	2024	2023
Long-term deferred tax assets	$ 819	$ 621
Long-term deferred tax liabilities	(277)	(184)
	$ 542	$ 437

[f] Deferred income taxes have not been provided on $5 billion of undistributed earnings of certain foreign subsidiaries, as the Company has concluded that such earnings should not give rise to additional tax liabilities upon repatriation or are indefinitely reinvested. A determination of the amount of the unrecognized tax liability relating to the remittance of such undistributed earnings is not practicable.

[g] Income taxes paid in cash [net of refunds] for the year ended December 31, 2024 were $499 million [2023 – $546 million].

[h] As at December 31, 2024, the Company had domestic and foreign operating loss carryforwards of $4.7 billion and tax credit carryforwards of $89 million. Approximately $2.4 billion of the operating losses can be carried forward indefinitely. The remaining operating losses and tax credit carryforwards expire between 2025 and 2044.

[i] As at December 31, 2024 and 2023, the Company's gross unrecognized tax benefits were $204 million and $220 million, respectively [excluding interest and penalties], of which $135 million and $188 million, respectively, if recognized, would affect the Company's effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect the Company's effective tax rate due primarily to the impact of the valuation allowance on deferred tax assets. A summary of the changes in gross unrecognized tax benefits is as follows:

	2024	2023
Balance, beginning of year	$ 220	$ 142
Increase based on tax positions related to current year	11	28
Increase based on tax positions of prior years	2	—
Settlements	(6)	1
Foreign currency translation	(15)	5
Statute expirations	(8)	(14)
Acquisitions [note 7]	—	58
	$ 204	$ 220

As at December 31, 2024, the Company recorded interest and penalties on unrecognized tax benefits of $30 million [2023 – $35 million], which reflects a decrease of $5 million [2023 – increase of $6 million] in expenses related to changes in its reserves for interest and penalties.

The Company operates in multiple jurisdictions and its tax returns are periodically audited or subject to review by both domestic and foreign tax authorities. During the next twelve months, it is reasonably possible that, as a result of audit settlements, the conclusion of current examinations, or the expiration of the statute of limitations in several jurisdictions, the Company may decrease the amount of its gross unrecognized tax benefits [including interest and penalties] by approximately $41 million, which if recognized, would affect its effective tax rate.

The Company considers its significant tax jurisdictions to include Canada, the United States, Austria, Germany, Mexico and China. With few exceptions, the Company remains subject to income tax examination in Germany for years after 2011, Austria, Canada, China and Mexico for years after 2018, and U.S. federal jurisdiction for years after 2020.

13. INTANGIBLE ASSETS

Intangible assets consist of:

	Remaining weighted average useful life in years	2024	2023
Cost			
Customer relationship intangibles	3	$ 473	$ 514
Patents and Technology	6	572	613
Computer software and other licenses	4	593	621
		1,638	1,748
Accumulated depreciation			
Customer relationship intangibles		(249)	(236)
Patents and Technology		(215)	(163)
Computer software and other licenses		(436)	(473)
		$ 738	$ 876

The Company recorded $167 million and $137 million of amortization expense related to finite-lived intangible assets for the years ended December 31, 2024 and 2023, respectively. The Company currently estimates annual amortization expense to be $156 million for 2025, $140 million for 2026, $127 million for 2027, $111 million for 2028 and $98 million for 2029.

14. OTHER ASSETS

Other assets consist of:

	2024	2023
Preproduction costs related to long-term supply agreements	$ 697	$ 835
Long-term receivables	239	321
Pension overfunded status [note 18[a]]	57	41
Unrealized gain on cash flow hedges [note 22]	11	4
Other	116	118
	$ 1,120	$ 1,319

15. WARRANTY

The following is a continuity of the Company's warranty accruals:

	2024	2023
Balance, beginning of year	$ 270	$ 257
Expense, net	149	85
Settlements	(100)	(91)
Business combination	—	12
Foreign exchange and other	(10)	7
	$ 309	$ 270

16. DEBT

Short-term borrowings

[a] Commercial Paper Program

The Company has a U.S. commercial paper program [the "U.S. Program"] and a euro-commercial paper program [the "euro-Program"]. Under the U.S. Program, the Company may issue U.S. commercial paper notes ["the U.S. notes"] up to a maximum aggregate amount of U.S. $2 billion. Under the euro-Program, the Company may issue euro-commercial paper notes [the "euro notes"] up to a maximum aggregate amount of €1 billion or its equivalent in alternative currencies. The U.S. notes and the euro notes are guaranteed by the Company's existing global credit facility. As at December 31, 2024, $271 million [2023 – $299 million] of U.S. notes were outstanding, with a weighted average interest rate of 4.74% [2023 – 5.57%] and no notes were outstanding under the euro-commercial paper program [2023 – $210 million with a weighted average interest rate of 4.02%]. Maturities on amounts outstanding are less than three months.

[b] Credit Facilities

On May 10, 2024, the Company extended the maturity date of its $800 million 364-day syndicated revolving credit facility from June 24, 2024 to June 24, 2025. The facility can be drawn in U.S. dollars or Canadian dollars. The Company had not borrowed any funds under this credit facility as at December 31, 2024 or 2023.

Long-term borrowings

[a] The Company's long-term debt, net of unamortized issuance costs, is substantially uncollateralized and consists of the following:

	2024	2023
Senior Notes[i]		
$650 million due October 2025 at 4.150%	$ 649	$ 648
$300 million due March 2026 at 5.980%	299	298
€600 million due September 2027 at 1.500%	620	662
$400 million due March 2029 at 5.050%	397	—
Cdn$450 million due May 2029 at 4.800%	311	—
$750 million due June 2030 at 2.450%	746	745
Cdn$350 million due January 2031 at 4.950%	242	263
€550 million due March 2032 at 4.375%	566	604
$500 million due March 2033 at 5.500%	496	495
$750 million due June 2024 at 3.625%	—	750
Bank term debt at a weighted average interest rate of 5.06% [2023 – 5.99%], denominated primarily in USD and Chinese Renminbi	506	510
Government loans at a weighted average interest rate of 0.00% [2023 – 0.12%], denominated primarily in Canadian dollar	6	8
Other	4	11
	4,842	4,994
Less due within one year	708	819
	$ 4,134	$ 4,175

[i] The Senior Notes are unsecured obligations and do not include any financial covenants. The Company may redeem the notes in whole or in part at any time, and from time to time, at specified redemption prices determined in accordance with the terms of the indenture governing the Senior Notes.

[b] Future principal repayments on long-term debt are estimated to be as follows:

2025	$ 709
2026	408
2027	652
2028	305
2029	716
Thereafter	2,072
	$ 4,862

[c] During 2024, the Company issued the following Senior Notes:

	Settlement Date	Maturity Date
Cdn$450 million at 4.800%	May 30, 2024	May 30, 2029
$400 million at 5.050%	March 14, 2024	March 14, 2029

The Senior Notes were issued for general corporate purposes, including the repayment of $750 million in Senior Notes that matured on June 17, 2024.

[d] On March 28, 2024, the Company extended the maturity date of its $2.7 billion syndicated revolving credit facility from June 24, 2028, to June 25, 2029. No amounts are outstanding under this credit facility.

[e] Interest expense, net includes:

	2024	2023
Interest expense		
Current	$ 127	$ 80
Long-term	182	162
	309	242
Interest income	(98)	(86)
Interest expense, net	$ 211	$ 156

[f] Interest paid in cash was $309 million for the year ended December 31, 2024 [2023 – $242 million].

17. LEASES

[a] The Company has entered into leases primarily for real estate, manufacturing equipment, and vehicles with terms that typically range from 1 to 15 years, excluding land use rights which generally extend over 90 years. These leases often include options to extend the term of the lease, most often for a period of 5 years. When it is reasonably certain that the option will be exercised, the impact of the option is included in the lease term for purposes of determining total future lease payments.

Costs associated with the Company's operating lease expense were as follows:

	2024	2023
Operating lease expense	$ 410	$ 353
Short-term lease expense	21	18
Variable lease expense	30	27
Total lease expense	$ 461	$ 398

Supplemental information related to the Company's operating leases is as follows:

	2024	2023
Operating cash flows – cash paid	$ 438	$ 366
New right-of-use assets	$ 748	$ 320
Weighted-average remaining lease term	9 years	8 years
Weighted-average discount rate	6.3%	5.4%

[b] Operating lease liabilities consist of:

	2024	2023
Current operating liabilities	$ 293	$ 399
Non-current operating lease liabilities	1,662	1,319
Total lease liabilities	$ 1,955	$ 1,718

[c] Future annual payments for operating leases are as follows[i]:

2025	$	379
2026		333
2027		298
2028		264
2029		230
Thereafter		1,006
		2,510
Less: amount representing interest		555
Total lease liabilities	$	1,955

[i]   Excludes $11 million of future payments for leases, primarily for manufacturing facilities, commencing during 2025.

[d] The Company's finance leases were not material for any of the periods presented.

18. LONG-TERM EMPLOYEE BENEFIT LIABILITIES

Long-term employee benefit liabilities consist of:

	2024	2023
Defined benefit pension plans and other [a]	$ 126	$ 124
Termination and long-term service arrangements [b]	375	428
Retirement medical benefits plans	17	20
Other long-term employee benefits	15	19
Long-term employee benefit obligations	$ 533	$ 591

[a] Defined benefit pension plans

The Company sponsors a number of defined benefit pension plans and similar arrangements for its employees. All pension plans are funded to at least the minimum legal funding requirements.

The significant weighted average actuarial assumptions adopted in measuring the Company's obligations and costs are as follows:

	2024	2023
Projected benefit obligation		
Discount rate	4.6%	4.7%
Rate of compensation increase	3.2%	3.7%
Net periodic benefit cost		
Discount rate	4.1%	4.5%
Rate of compensation increase	3.2%	3.7%
Expected return on plan assets	5.9%	5.7%

Information about the Company's defined benefit pension plans is as follows:

	2024	2023
Projected benefit obligation		
Beginning of year	$ 511	$ 498
Current service cost	7	6
Interest cost	22	22
Actuarial gains and changes in actuarial assumptions	(17)	5
Benefits paid	(22)	(24)
Acquisition *[note 7]*	—	4
Divestiture	—	(10)
Foreign exchange	(26)	10
End of year	475	511
Plan assets at fair value [i]		
Beginning of year	427	391
Return on plan assets	17	41
Employer contributions	5	7
Benefits paid	(22)	(19)
Foreign exchange	(22)	7
End of year	405	427
Ending funded status – Plan deficit	$ 70	$ 84
Amounts recorded in the consolidated balance sheet		
Non-current asset *[note 14]*	$ 57	$ 41
Current liability	1	1
Non-current liability	126	124
Net liability	$ 70	$ 84
Unrecognized actuarial losses recorded in accumulated other comprehensive income	$ (72)	$ (75)
Net periodic benefit cost		
Current service cost	$ 7	$ 6
Interest cost	22	22
Return on plan assets	(24)	(21)
Actuarial (gains) losses	(18)	3
Net periodic benefit cost	$ (13)	$ 10

[i] The asset allocation of the Company's defined benefit pension plans at December 31, 2024 and the target allocation range for 2025 are as follows:

	2025	2024
Fixed income securities	60-86%	64%
Equity securities	14-44%	27%
Cash and cash equivalents	0-10%	9%
	100%	100%

Substantially all of the plan assets' fair value has been determined using significant observable inputs [level 2] from indirect market prices on regulated financial exchanges.

The expected rate of return on plan assets was determined by considering the Company's current investment mix, the historic performance of these investment categories and expected future performance of these investment categories.

[b] Termination and long-term service arrangements

Pursuant to labour laws and national labour agreements in certain European countries and Mexico, the Company is obligated to provide lump sum termination payments to certain employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

The weighted average significant actuarial assumptions adopted in measuring the Company's projected termination and long-term service benefit obligations and net periodic benefit cost are as follows:

	2024	2023
Discount rate	5.2%	5.3%
Rate of compensation increase	3.5%	3.7%

Information about the Company's termination and long-term service arrangements is as follows:

	2024	2023
Projected benefit obligation		
Beginning of year	$ 445	$ 387
Current service cost	16	16
Interest cost	20	20
Actuarial (gains) losses and changes in actuarial assumptions	(4)	21
Benefits paid	(46)	(24)
Foreign exchange	(40)	25
Ending funded status – Plan deficit	$ 391	$ 445
Amounts recorded in the consolidated balance sheet		
Current liability	$ 16	$ 17
Non-current liability	375	428
Net liability	$ 391	$ 445
Unrecognized actuarial losses recorded in accumulated other comprehensive income	$ (51)	$ (59)
Net periodic benefit cost		
Current service cost	$ 16	$ 16
Interest cost	20	20
Actuarial losses	3	7
Net periodic benefit cost	$ 39	$ 43

[c] Future benefit payments

	Defined benefit pension plans	Termination and long-term service arrangements	Retirement medical benefits plans	Total
Expected employer contributions – 2025	$ 6	$ 16	$ 1	$ 23
Expected benefit payments:				
2025	$ 26	$ 16	$ 1	$ 43
2026	26	17	1	44
2027	27	18	1	46
2028	27	24	1	52
2029	28	26	2	56
Thereafter	150	174	6	330
	$ 284	$ 275	$ 12	$ 571

19. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	2024	2023
Long-term portion of income taxes payable	$ 143	$ 167
Long-term portion of deferred revenue	97	223
Asset retirement obligation	32	37
Long-term portion of fair value of hedges [note 21]	83	8
Other	41	40
	$ 396	$ 475

20. CAPITAL STOCK

[a] At December 31, 2024, the Company's authorized, issued and outstanding capital stock are as follows:

Preference shares – issuable in series –

99,760,000 authorized preference shares, issuable in series, none of which are currently issued or outstanding.

Common Shares –

Common Shares without par value [unlimited amount authorized] have the following attributes:

[i] Each share is entitled to one vote per share at all meetings of shareholders.

[ii] Each share shall participate equally as to dividends.

[b] The Company had a Normal Course Issuer Bid in place for the 12-month period ending November 2023 ["2023 Bid"]. Subsequently, the Company entered into a new Normal Course Issuer Bid for the 12-month period ending February 2025 ["Prior 2024 Bid"], which was terminated on November 6, 2024.

On November 5, 2024, the Toronto Stock Exchange ["TSX"] accepted the Company's Notice of Intention to make a Normal Course Issuer Bid relating to the purchase for cancellation, as well as purchases to fund the Company's stock-based compensation awards or programs and/or the Company's obligations to its deferred profit sharing plans, of up to 28.5 million Magna Common Shares [the "2024 Bid"], representing approximately 10% of the Company's public float of Common Shares. The Bid commenced on November 7, 2024, and will terminate no later than November 6, 2025.

The following is a summary of the Normal Course Issuer Bids [the number of shares in the table below are expressed in whole numbers]:

	2024		2023	
	Shares purchased	Cash amount	Shares purchased	Cash amount
2022 Bid	—	$ —	239,296	$ 13
Prior 2024 Bid	98,636	5	—	—
2024 Bid	4,551,327	202	—	—
	4,649,963	$ 207	239,296	$ 13

[c] The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at February 26, 2025 were exercised or converted:

Common Shares	281,688,546
Stock options[i]	5,905,458
	287,594,004

[i] Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

21. ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss ["AOCL"]:

	2024	2023
Accumulated net unrealized loss on translation of net investment in foreign operations		
Balance, beginning of year	$ (836)	$ (1,018)
Net unrealized (loss) gain	(539)	183
Repurchase of shares under Normal Course Issuer Bids *[note 20]*	7	(1)
Balance, end of year	(1,368)	(836)
Accumulated net unrealized gain on cash flow hedges [b]		
Balance, beginning of year	43	5
Net unrealized (loss) gain	(102)	94
Reclassifications to net income [a]	(54)	(56)
Balance, end of year	(113)	43
Accumulated net unrealized loss on other long-term employee benefit liabilities [b]		
Balance, beginning of year	(105)	(101)
Revaluation	1	—
Net unrealized loss	—	(5)
Reclassifications to net income [a]	1	1
Balance, end of year	(103)	(105)
Total accumulated other comprehensive loss [c]	$ (1,584)	$ (898)

[a] The effects on net income of amounts reclassified from AOCL were as follows:

	2024	2023
Cash flow hedges		
Sales	$ (7)	$ (32)
Cost of sales	76	107
Income tax	(15)	(19)
Net of tax	54	56
Other long-term employee benefit liabilities		
Cost of sales	(1)	(1)
Income tax	—	—
Net of tax	(1)	(1)
Total reclassification to net income	$ 53	$ 55

[b] The amount of income tax benefit (loss) that has been allocated to each component of other comprehensive loss is as follows:

	2024	2023
Accumulated net unrealized loss on translation of net investment in foreign operations	$ 5	$ 6
Accumulated net unrealized gain on cash flow hedges		
Balance, beginning of year	(16)	—
Net unrealized gain (loss)	46	(35)
Reclassifications to net income	15	19
Balance, end of year	45	(16)
Accumulated net unrealized loss on other long-term liabilities Balance, beginning of year	9	6
Net unrealized (loss) gain	(3)	3
Reclassifications to net income	(2)	—
Balance, end of year	4	9
Total income tax benefit (loss)	$ 54	$ (1)

[c] The amount of other comprehensive loss that is expected to be reclassified to net income during 2025 is $78 million.

22. FINANCIAL INSTRUMENTS

[a] Foreign exchange contracts

At December 31, 2024, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

Buy (sell)	For U.S dollars						For Canadian dollars		For euros	
	Peso amount	Weighted average rate	Canadian amount	Weighted average rate	euro amount	Weighted average rate	US dollar amount	Weighted average rate	US dollar amount	Weighted average rate
2025	12,117	0.050	1,237	0.747	197	1.083	180	1.364	160	0.911
2025	(60)	18.703	(245)	1.364	(146)	0.911	(924)	0.747	(214)	1.083
2026	6,803	0.049	602	0.751	146	1.109	58	1.346	73	0.896
2026	—	—	(77)	1.346	(66)	0.896	(453)	0.751	(162)	1.109
2027	3,521	0.046	313	0.749	98	1.119	28	1.341	51	0.890
2027	(34)	22.566	(37)	1.341	(45)	0.890	(234)	0.749	(110)	1.119
2028	—	—	114	0.756	10	1.145	10	1.323	31	0.887
2028	—	—	(13)	1.323	(27)	0.887	(86)	0.756	(12)	1.145
2029	—	—	—	—	(7)	0.884	—	—	8	0.884
	22,347		1,894		160		(1,421)		(175)	

Based on forward foreign exchange rates as at December 31, 2024 for contracts with similar remaining terms to maturity, the pre-tax gains and losses relating to the Company's foreign exchange forward contracts recognized in other comprehensive income were $38 million and $116 million, respectively [note 21].

The Company does not enter into foreign exchange forward contracts for speculative purposes.

[b] Financial assets and liabilities

The Company's financial assets and liabilities consist of the following:

	2024	2023
Financial assets		
Cash and cash equivalents	$ 1,247	$ 1,198
Accounts receivable	7,376	7,881
Warrants and public and private equity investments	220	264
Debt investments	31	22
Long-term receivables included in other assets *[note 14]*	260	321
	$ 9,134	$ 9,686
Financial liabilities		
Short-term borrowing	$ 271	$ 511
Long-term debt (including portion due within one year)	4,842	4,994
Operating lease liability	1,955	1,718
Accounts payable	7,194	7,842
	$ 14,262	$ 15,065
Foreign currency contracts designated as effective hedges, measured at fair value		
Prepaid expenses	$ 33	$ 78
Other assets	10	4
Other accrued liabilities	(107)	(13)
Other long-term liabilities	(83)	(8)
	$ (147)	$ 61

[c] Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table summarizes the Company's derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross amounts presented in consolidated balance sheets	Gross amounts not offset in consolidated balance sheets	Net amounts
December 31, 2024			
Assets	$ 43	$ 37	$ 6
Liabilities	$ (190)	$ (37)	$ (153)
December 31, 2023			
Assets	$ 82	$ 7	$ 75
Liabilities	$ (20)	$ (7)	$ (13)

[d] Supplier financing programs

The Company has supplier financing programs with third-party financial institutions that provide financing to suppliers that provide tooling related materials. These arrangements allow these suppliers to elect to be paid by a financial institution at a discount earlier than the maturity date of the receivable, which may extend from 6 to 18 months. The Company will pay the full amount owing to the financial institution on the maturity dates. Amounts outstanding under these programs as at December 31, 2024 were $86 million [2023 – $132 million] and are presented within accounts payable. The table below rolls forward the amounts outstanding under the Company's supplier financing programs:

	2024	2023
Balance, beginning of year	$ 132	$ 135
Amounts settled	(172)	(106)
Amounts added to the program	126	103
Balance, end of year	$ 86	$ 132

[e] Fair value

The Company determines the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Publicly traded and private equity securities

The fair value of the Company's investments in publicly traded equity securities is determined using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded [Level 1 input based on the GAAP fair value hierarchy].

The Company estimates the value of its private equity securities based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company [Level 3 input based on the GAAP fair value hierarchy].

Warrants

The Company estimates the value of its warrants based on the quoted prices in the active market for the common shares [Level 2 inputs based on the GAAP fair value hierarchy].

Term Loans

The Company's Term Loans consist of advances in the form of 1, 3 or 6-month loans that may be rolled over until the end of the 3 and 5-year terms. Due to the short-term maturity of each loan, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

At December 31, 2024, the net book value of the Company's Senior Notes was $4.3 billion and the estimated fair value was $4.3 billion. The fair value of our Senior Notes are classified as Level 1 when quoted prices in active markets are available and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value.

[f] Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, debt investments, and foreign exchange and commodity forward contracts with positive fair values. Cash and cash equivalents, which consist of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institutions.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the year ended December 31, 2024, sales to the Company's six largest customers represented 73% [2023 – 76%] of the Company's total sales; and substantially all of its sales are to customers with which the Company has ongoing contractual relationships. The Company conducts business with newer electric vehicle-focused customers, which poses incremental credit risk due to their relatively short operating histories; limited financial resources; less mature product development and validation processes; uncertain market acceptance of their products/services; and untested business models. These factors may elevate the Company's risks in dealing with such customers, particularly with respect to recovery of: pre-production (including tooling, engineering, and launch) and production receivables; inventory; fixed assets and capitalized preproduction expenditures; as well as other third party obligations related to such items. As at December 31, 2024, the Company's balance sheet exposure related to newer electric vehicle-focused customers was approximately $300 million [2023 – $600 million]. In determining the allowance for expected credit losses, the Company considers changes in customers' credit ratings, liquidity, customers' historical payments and loss experience, current economic conditions, and the Company's expectations of future economic conditions. For the years ended December 31, 2024, and 2023, sales to these customers represented less than 5% of the Company's total sales.

[g] Currency risk

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities' functional currency, and when materials and equipment are purchased in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts [note 22[a]].

[h] Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand than by movements in interest rates over a given period.

The Company is exposed to interest rate risk on its Term Loans as the interest rate is variable; however, the Company is not exposed to interest rate risk on Senior Notes as the interest rates are fixed.

[i] Equity price risk

Public equity securities and warrants

The Company's public equity securities and warrants are subject to market price risk due to the risk of loss in value that would result from a decline in the market price of the common shares or underlying common shares.

23. CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

In December 2023, the Company received a notification [the "Notification Letter"] from a customer informing the Company as to the customer's initial determination that one of the Company's operating groups bears responsibility for costs totaling $352 million related to two product recalls. The Notification Letter triggered a negotiation period regarding financial allocation of the total costs for the two recalls, which remains ongoing. In the event such negotiations are not concluded successfully, the customer has discretion under its Terms and Conditions to debit Magna up to 50% of the parts and labour costs actually incurred related to the recalls. The Company believes that the product in question met the customer's specifications, and accordingly, is vigorously contesting the customer's determination. Magna does not currently anticipate any material liabilities.

In July 2024, a supplier filed a claim against the Company for alleged damages arising from de-sourcing of its component on one OEM customer's applications, as well as volume shortfalls on another OEM customer's applications containing the component. The supplier also filed multiple patent infringement claims related to the de-sourced component. On December 26, 2024, the Company and the supplier agreed to a global settlement of these claims, providing for: 1) the withdrawal of the current court proceedings and claims in exchange for payment by the Company of €50 million in 2024, and €25 million for each of 2025 and 2026; 2) royalty payments by the Company for its current and future use of the supplier's patents; and 3) other covenants intended to prevent litigation and resolve any future disputes between the parties.

24. SEGMENTED INFORMATION

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics, and roof systems.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems, and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, market and operating factors, and are also the Company's reportable segments.

The Company's chief operating decision maker is the Chief Executive Officer. The chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes ["Adjusted EBIT"] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. The chief operating decision maker uses Adjusted EBIT to assess operating performance, allocate resources, and to help plan the Company's long-term strategic direction and future global growth. Adjusted EBIT is calculated by taking Net income and adding back Amortization of acquired intangible assets, Income taxes, Interest expense, net and Other (income) expense, net.

The accounting policies of each segment are the same as those set out under "Significant Accounting Policies" [note 2]. All intersegment sales and transfers are accounted for at fair market value.

[a] The following tables show segment information for the Company's reporting segments and a reconciliation of Adjusted EBIT to the Company's consolidated income before income taxes:

	2024				
	Total sales	External sales	Adjusted EBIT	Depreciation	Equity (income) loss
Body Exteriors & Structures	$ 16,999	$ 16,745	$ 1,283	$ 731	$ (4)
Power & Vision	15,391	15,132	810	572	(70)
Seating Systems	5,800	5,787	223	98	(24)
Complete Vehicles	5,186	5,155	130	83	(7)
Corporate & Other[i]	(540)	17	(117)	26	4
Total Reportable Segments	$ 42,836	$ 42,836	$ 2,329	$ 1,510	$ (101)

	2023				
	Total sales	External sales	Adjusted EBIT	Depreciation	Equity loss (income)
Body Exteriors & Structures	$ 17,511	$ 17,199	$ 1,304	$ 716	$ 4
Power & Vision	14,305	14,052	668	510	(107)
Seating Systems	6,047	6,027	218	89	(3)
Complete Vehicles	5,538	5,502	124	100	(8)
Corporate & Other[i]	(604)	17	(76)	21	2
Total Reportable Segments	$ 42,797	$ 42,797	$ 2,238	$ 1,436	$ (112)

	2024				
	Net assets	Investments	Goodwill	Fixed assets, net	Fixed asset additions
Body Exteriors & Structures	$ 8,727	$ 24	$ 435	$ 5,805	$ 1,338
Power & Vision	6,982	525	1,868	2,828	644
Seating Systems	1,401	193	250	476	112
Complete Vehicles	439	105	102	375	59
Corporate & Other	724	198	19	100	25
Total Reportable Segments	$ 18,273	$ 1,045	$ 2,674	$ 9,584	$ 2,178

	2023				
	Net assets	Investments	Goodwill	Fixed assets, net	Fixed asset additions
Body Exteriors & Structures	$ 8,147	$ 2	$ 452	$ 5,569	$ 1,638
Power & Vision	7,880	696	1,929	2,991	664
Seating Systems	1,340	172	257	506	108
Complete Vehicles	574	100	109	453	65
Corporate & Other	1,066	303	20	100	25
Total Reportable Segments	$ 19,007	$ 1,273	$ 2,767	$ 9,619	$ 2,500

[i]   Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

Other segment items constitute the difference between External sales by segment and Adjusted EBIT by segment, and are comprised of cost of goods sold, selling, general, and administrative expenses, depreciation, and equity income. No significant expense categories are being provided to the chief operating decision maker on a regular basis.

[b]   The following table reconciles Net income from operations to Adjusted EBIT:

	2024	2023
Net Income	$ 1,096	$ 1,286
Add:		
Amortization of acquired intangible assets	112	88
Interest expense, net	211	156
Other expense, net	464	388
Income taxes	446	320
Adjusted EBIT	$ 2,329	$ 2,238

[c]   The following table reconciles Total Assets to Net Assets:

	2024	2023
Total Assets	$ 31,039	$ 32,255
Deduct assets not included in segment net assets:		
Cash and cash equivalents	(1,247)	(1,198)
Deferred tax assets	(819)	(621)
Long-term receivables from joint venture partners	(67)	(49)
Deduct liabilities included in segment net assets:		
Accounts payable	(7,194)	(7,842)
Accrued salaries and wages	(867)	(912)
Other accrued liabilities	(2,572)	(2,626)
Segment Net Assets	$ 18,273	$ 19,007

[d] The following table aggregates external revenues by customer as follows:

	2024	2023
General Motors	$ 6,588	$ 6,162
Daimler AG	5,563	5,785
Ford Motor Company	5,296	5,317
BMW	5,042	5,334
Volkswagen	4,388	4,684
Stellantis	4,330	5,246
Other	11,629	10,269
	$ 42,836	$ 42,797

[e] The following table summarizes external revenues and long-lived assets by geographic region:

	External Sales		Fixed Assets, Net	
	2024	2023	2024	2023
North America				
United States	$ 10,927	$ 10,855	$ 2,624	$ 2,297
Mexico	5,366	4,958	1,635	1,509
Canada	4,322	4,909	1,109	1,211
	20,615	20,722	5,368	5,017
Europe				
Austria	6,381	6,926	679	787
Germany	4,199	4,403	769	831
Czech Republic	1,553	1,330	314	342
Poland	797	798	174	238
Sweden	432	322	125	150
Italy	419	464	218	240
United Kingdom	401	442	152	162
Spain	399	390	73	81
Slovakia	296	273	329	329
Turkey	255	325	13	9
France	245	337	75	77
Other Europe	239	207	223	214
	15,616	16,217	3,144	3,460
Asia Pacific				
China	5,564	4,843	945	958
India	180	242	47	100
Other Asia Pacific	338	231	10	12
	6,082	5,316	1,002	1,070
Rest of World	523	542	70	72
	$ 42,836	$ 42,797	$ 9,584	$ 9,619

25. SUBSEQUENT EVENT

NORMAL COURSE ISSUER BID

Subsequent to December 31, 2024, we purchased 1,187,382 Common Shares for cancellation and 92,928 Common Shares to satisfy stock-based compensation awards each under our existing normal course issuer bid for cash consideration of $51 million.

Corporate Directory

Directors

Robert F. MacLellan
(Chair)

Mary S. Chan

Hon. V. Peter Harder

Jan R. Hauser

Seetarama (Swamy) Kotagiri

Jay K. Kunkel

Mary Lou Maher

William A. Ruh

Dr. Indira V. Samarasekera

Peter Sklar

Matthew Tsien

Dr. Thomas Weber

Lisa S. Westlake

Executive Officers

Seetarama (Swamy) Kotagiri
President and Chief Executive Officer

Patrick W.D. McCann
Executive Vice-President
and Chief Financial Officer

John H. Farrell
Executive Vice-President
and Chief Operating Officer

Tom Rucker
Executive Vice-President
and Chief People & Business
Transformation Officer

Eric J. Wilds
Executive Vice-President
and Chief Strategy &
Commercial Officer

Joanne Horibe
Vice-President, Ethics and
Chief Compliance Officer

Bruce R. Cluney
Executive Vice-President
and Chief Legal Officer

Boris Shulkin
Executive Vice-President and Chief
Digital & Information Officer

Matteo Del Sorbo
Executive Vice-President,
Magna New Mobility

Uwe Geissinger
Executive Vice-President
and President of Magna Europe

Corporate Office

Magna International Inc.
337 Magna Drive,
Aurora, ON, Canada L4G 7K1
Telephone: 905 726 2462
magna.com

Transfer Agent and Registrar

TSX Trust Company
301 – 100 Adelaide St. West,
Toronto, ON, Canada M5H 4H1

Telephone: 1 800 387 0825
or 416 682 3860
Fax: 1 888 249 6189
or 1 514 985 8843
Email: shareholderinquiries@tmx.com

Exchange Listings

Common Shares
Toronto Stock Exchange MG
New York Stock Exchange MGA

As a "foreign private issuer" listed on the New York Stock Exchange (NYSE), Magna is required to disclose the significant ways in which its corporate governance practices differ from those to be followed by U.S. domestic issuers under the NYSE listing standards. Please see the corporate governance section of our website (www.magna.com) for our Statement of Significant Corporate Governance Differences (NYSE).

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of the Board through the office of Magna's Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 905 726 7070.

Shareholders wishing to obtain a copy of Magna's Notice of Intention to Make a Normal Course Issuer Bid, referred to in Note 20 to the consolidated financial statements contained in this Annual Report, may do so by contacting Magna's Corporate Secretary.

The 2025 Annual and Special Meeting of Shareholders
The 2025 Annual and Special Meeting of Shareholders will be held on Thursday, May 8, 2025, commencing at 10:00 a.m. (Eastern Daylight Time). The meeting is being conducted as a virtual-only meeting accessible at www.virtualshareholdermeeting.com/MGA2025.

Annual Report
Additional copies of this 2024 Annual Report or copies of our quarterly reports may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Data Analysis and Retrieval + (SEDAR+) which can be accessed at www.sedarplus.ca and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

©Magna International Inc. 2025. Magna and the MAGNA logo are registered trademarks of Magna International Inc.





Magna International Inc.
337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Telephone: 905 726 2462

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